Exhibit 99.2

Bilibili 2023 Environmental, Social and Governance Report

Table of Contents NO.4 Management’ s Letter 02 Highlights 03 NO.3 Honors & Awards 04 NO.2 NO.1 Corporate Governance 51 ESG Responsible Governance Governance 55 52 Building Social Value 39 Eco-Friendly Community Development & Green Principles & Social 40 44 Enhancing Industry Value 22 Responsibility Creators First 23 Human Capital 29 About the Report 58 Creating Community Value 05 Partnerships for Industry 36 Appendix Development 59 I: ESG Indicators 59 Engaging Quality Content Community & Tech & Innovation Healthy 06 11 II: List of Major Applicable Laws and Regulations 61 III: HKEX ESG Guide Content Index 62 Ecosystem Cybersecurity & User Privacy 16 IV: Climate Change Risk and Opportunity Identification 65 V: Footnotes 66 User Communication and Care 20

Management’s Highlights Honors & Awards Creating Community Value Enhancing Industry Value Building Social Value Corporate Governance About the Report Appendix Bilibili 2023 Environmental, Social and Governance Report Letter 02 Management’ s Letter When AIGC was first trending last March, our content creator San Yue Yu A Gou approached ChatGPT with a heartfelt query:“My mom passed away when I was seven. Will you be my mom?” In the four-minute video, ChatGPT’s final words deeply moved audiences:“I’ m the mom who adored you at seven, forever young, forever by your side.” This video eventually gained more than 2 million views. I believe what touches us most is not merely the technology, but the genuine feelings underlying it. At Bilibili, countless heartfelt, heartwarming and deeply touching stories like this one unfold every day. Millions of content creators share their personal journeys and moments of happiness, spreading warmth and hope to society. We feel so lucky to be a witness, recorder and participant in their growth and joy. 14 years ago, we started as a small, personal website. Over time, as waves of new users came on board, existing users also embarked on new chapters of their lives. In the second half of last year, we achieved a significant milestone by surpassing 100 million DAUs, with average users’ daily time spent exceeding 95 minutes. This reinforces our position as a mainstream content community in China while also placing greater responsibilities and expectations upon us. I believe Bilibili goes beyond being an internet company; we are also a cultural enterprise. Our goal is not only generating commercial value, but also creating social value. We encourage the creation of useful, high-quality video content, hoping that users on Bilibili can not only find joy but also learn and grow. We care about healthy development of teenagers and continually refine our anti-addiction features to safeguard these minors’ growth. We are committed to philanthropy by continually investing in rural education. We hope to ensure that all children, regardless of their backgrounds, have equal access to education. On Bilibili, young generations are passionate about learning in-depth knowledge. Animated presentations of advanced mathematics, Stickman vs. Mathematics, is one of our most popular videos. They learn how to perceive the world and themselves from renowned teachers like Professor Wang Defeng. Through high-quality documentaries like Planet Earth, they explore the world and broaden their horizons. Over the past year, over 200 million users studied on Bilibili. On average, more than 20 million users watched technology- and science-related videos on Bilibili every day. Interest-driven educational videos gained more than 44 billion views in 2023. The extensive, high-quality content on our platform has made Bilibili a reliable mentor and partner for the youth in their growth journey. A number of esteemed educators and industry experts have joined Bilibili, aiming to break down education barriers and share knowledge with young people in a vivid and interesting way. As of the end of 2023, three Nobel Prize winners, 645 professors and scholars have joined Bilibili, and the number of technology-related content creators reached 1.16 million. Over the past year, some of our users have joyfully embraced parenthood, sharing their firsthand parenting experiences on Bilibili. Others have celebrated the excitement of moving into their first homes, eagerly documenting their home decoration journeys and sharing their joy. For those who recently acquired their first cars, they cannot wait to share stories of their road trips and the beauty of the landscape. Additionally, some first-time travelers meticulously crafted helpful guide videos on navigating high-speed railway ticket purchases. Some have dedicated their efforts to creating specialized equipment for gamers with disabilities, while others have immersed themselves in charitable endeavors, such as organizing fashion shows for children in rural areas. The interesting and useful content shared by these content creators and users make our platform even more diverse and engaging. We believe that helping content creators earn income is the most practical way to support their continuous creations. In 2023, over 3 million content creators earned income on Bilibili through our diverse monetization avenues. In addition to live broadcasting and advertising, content creators on Bilibili can earn over one million RMB through the fan charging program, or generate millions of RMB in revenue through premium courses, allowing them to reap the rewards of their creative talent. The welcoming and friendly community atmosphere is an important reason why many users and content creators choose Bilibili. We employ an intelligent self-regulating system to screen and manage negative expressions in the community. Additionally, we conduct targeted community action projects to address issues such as cyberbullying and low-quality content. Beginning in 2019, we launched “Youth Mode,”“ Parental Controls,”“ Family Platform” and other optimized anti-addiction functions for minors. In addition, our“Charging Station” program continues to provide an outlet for our users’ emotional expression, and was updated with an emergency intervention function. In response to cyberviolence such as doxing and personal information leakage, we actively collaborate with relevant authorities and take both online and offline measures to combat such behaviors, safeguarding a clean and positive community environment. Meanwhile, we consistently value information security and user privacy. We are the first online video platform to obtain CCRC APP Security Certification in China. We also share our charitable philosophy in various ways, calling on more young users to participate. The Bilibili Charity Platform is one of the Third Batch of Internet Fundraising Information Platforms for Charitable Organizations designated by the Ministry of Civil Affairs. By early March 2024, the platform had launched 76 charitable projects, drawing in more than 800,000 participants and raising more than RMB17 million. Through our Tower Guardians Charity Program, we resourcefully linked e-sports to cultural heritage preservation. By incorporating supportive bullet chats and hosting charity e-sports matches, we have effectively transformed online support into tangible donations. This initiative has offered assistance to the guardians of 600 ancient towers in Shanxi Province, enhancing their working and living conditions. Supporting rural education has always been the focus of our charity efforts. We aim to offer children in the mountains equal opportunities in education, paving the way for brighter futures and fulfilling their dreams. In June last year, we supported construction of the Bilibili Soccer Primary School in Binchuan County, Dali City, Yunnan Province. Bilibili has now supported the construction of six rural primary schools. Utilizing Bilibili’ s distinctive resources, we have teamed up with our amazing content creators to make top-notch video courses for these children, inspiring joy in their learning and daily life. On our 12th anniversary, we established the Bilibili Happy Scholarship, aiming to spread the warmth and joy of our community to children and teachers in rural areas. As of the end of 2023, the scholarship had cumulatively disbursed over RMB1.19 million, providing support for these schools’ extracurricular innovation projects and interest-based clubs. We firmly believe that good content itself carries significant value. Looking forward, we will continue to encourage and support the creation of high-quality content, enabling more creators’ abilities to create excellent content that reaches more users. We believe that good content plays an indispensable role in driving the development of the internet content industry. At the same time, we will relentlessly uphold stringent ESG standards, fortify our corporate governance and embrace our corporate social responsibility. Let us forge ahead together, steadfast in our commitment to propel society toward sustainable development. Rui Chen Chairman and CEO

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 03

Highlights

Creating Community Value

Users & Community

- 100 mn+ DAUs[1,2,3]
- 97 minutes average daily time spent[4]
- 15 bn+ monthly interactions
- 230 mn official members[5]

Content & Technology

- 4.3 bn average daily video views
- 95%+ video views contributed by PUGV[6] and Story Mode
- Launched self-developed Large Language Model (LLM), developed AI search and AI video assistant functions

Safety & Care

- 80%+ of our businesses have received ISO Information Security Management System Certifications[7]
- First online video platform in China to obtain CCRC[8] APP Security Certification
- 73k+ emotional support sessions for users via our Charging Station program

Enhancing Industry Value

Creators First

- 24% year-over-year growth of daily active content creators
- 3 mn+ content creators earned income on Bilibili, up 30% year over year

Human Capital

- 100% of full-time employees were covered by our employee benefit system
- 290k hours total employee training sessions
- Supported 2,000+ employees in organizing interest-based club activities

Industry Development

- Produced or co-produced 270+ Chinese anime titles[9]
- Inclusive collaboration to build an open-source ecosystem

Building Social Value

Green Philosophy

- Refined overall greenhouse gas emission verification plan to gradually explore a carbon reduction path
- 12.6 bn environmental protection-related video views

Social Responsibility

- 800k+ users donated on Bilibili Charity Platform[10]
- Provided support to build 6 Bilibili primary schools, benefiting 7,041 rural students[11]

Fulfilling Content

- 44.2 bn hobby-related video views
- 200 mn+ users studied on Bilibili
- 200 mn+ traditional culture enthusiasts on Bilibili

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 04

Honors & Awards

Products & Services

Award	Awarding Body
Honorary Certificate of "Internet Platform Representative for Practicing Corporate Social Responsibility"	Cyberspace Administration of China
Shanghai Innovative Enterprise	Shanghai Municipal Development and Reform Commission
OSCAR Peak Open Source Enterprise (Open Source Compliance Pioneer) Award	China Academy of Information and Communications Technology, China Communications Standards Association
Best Documentary Series Nomination *The Land of Spirits*	Shanghai TV Festival Magnolia Awards
Gold Prize Golden Monkey King Award *Capsules Season 1*	China International Cartoon & Animation Festival
Best Composer Award *Rendez Vous With The Future*	Royal Television Society

Social

Award	Awarding Body
Shanghai May Day Labor Certificate	Shanghai Trade Union
The 18th People's Corporate Building Dream Future Enterprise Social Responsibility Award	People's Daily
2023 Top 10 Charitable Ideas	Ifeng.com
2023 Emerging Responsible Enterprise of the Year	Southern Weekly
Attractive Employer for Global Talent	LinkedIn
2023 Top 100 Best Employers in China Most Popular Employer for University Students	Zhaopin.com

Governance

Award	Awarding Body
2023 Best ESG Award (Asia)	*Institutional Investor*
Shanghai Outstanding Talent Rui Chen	Organization Department of the CPC Shanghai Municipal Committee
2023 Best CEO Award (Asia) Rui Chen	*Institutional Investor*
2023 Forbes Top 100 Outstanding Businesswomen Ni Li	*Forbes*
2023 China's Top 30 Influential Businesswomen Ni Li	Chinese Entrepreneur Magazine
2023 Best Investor Relations Program (Asia)	*Institutional Investor*

NO.1 Creating Community Value

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 06

Quality Content & Tech Innovation

Bilibili is dedicated to providing its users with rich, diverse and high-quality content that brings them a sense of fulfillment. Meanwhile, with an emphasis on technology research and development, we continuously upgrade our technologies to optimize user experience and provide more efficient, easy-to-use tools for content creators.

Thriving Content Ecosystem

Since our establishment in 2009, we have provided users with a diverse array of high-quality content, attracting more users to join, stay and enjoy Bilibili. In the fourth quarter of 2023, our DAUs surpassed the 100 million milestone, and MAUs reached 336 million. In 2023, the average daily time spent per user on Bilibili reached 97 minutes, while average daily video views were approximately 4.3 billion, up 25% year over year.

4.3 bn average daily video views

+25% year over year

97 minutes average daily time spent

+17% year-over-year growth in total user time spent[12]

More content categories have sprouted up at Bilibili to meet users' evolving interests and diversified needs as they grow with us. The average age of our active users in 2023 was 24 years old. As our users enter new stages of life, such as starting a career or forming a family, a number of high-quality content creators also emerged in baby and maternity, travel, home & decoration, automobile, fashion and beauty categories. These content creators are widely loved by our users for their informative content and unique styles.

By deepening our understanding of user needs and interests and continuously improving algorithm capabilities, we are able to recommend content that users are interested in more accurately. Meanwhile, Bilibili uses positive user feedback[13] as the main parameter for AI algorithm-based recommendations and provides high-quality PUGV content and creators with traffic support.

95%+ Video views contributed by PUGV and Story Mode

499 additional content creators reached one million followers


Food
Knowledge
Lifestyle
Automobile
Traditional Chinese Art
Music
Entertainment
Games
Handicrafts
Fitness
Anime
Pets
Technology
Autotune Remix

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 07

Fulfilling Content

We believe that good content should be useful and valuable to users. Bilibili has always insisted on providing high-quality content that offers users a sense of fulfillment, presenting users with academic knowledge, cutting-edge tech insights, practical life skill and other diverse quality content.

Professional Knowledge Sharing

At Bilibili, content creators range from renowned experts to frontline practitioners. They provide users with all kinds of professional knowledge in vivid and intuitive ways. Through videos, we break down the barriers to knowledge sharing, and create a "learn everything, ask anything" community environment.

2.17 mn
content creators uploaded pan-knowledge content[5]

200 mn+
users studied on Bilibili

Representative Knowledge Section Content Creators

Bo Hai Xiao Li
Followers: 3.02 mn[14]
History knowledge content creator

- Content creator with the fastest growing number of followers in 2023

Song Hao Lao Shi Guan Fang
Followers: 7.28 mn
Esteemed math content creator

- Content creator with the longest video view time in 2023
- His *Advanced Mathematics* videos, accumulated nearly 3 billion minutes of viewing time

Zhong Qi Ai
Followers: 2.01 mn
Climate knowledge content creator

- Professional weather announcer
- Sharing knowledge on forecasts and analysis of extreme weather, as well as disaster prevention and mitigation in his spare time

Cutting-edge Tech Insights

Bilibili continues to attract top scholars, scientists and technologists to share research findings and professional insights with users through videos. As of the end of the reporting period, 645 professors and scholars had joined us, and there were 730,000 science- and technology-related content creators on Bilibili.

8.5 mn+
science- and technology-related videos[5]

13 mn+
users watched science- and technology-related videos on Bilibili every day

01 AIGC
1.84 million related video submissions, over 5.9 billion total related video views[5]

02 Room-temperature Superconductor
Science-related video interactions reached 12.3 million[5]

03 Brain-computer Interface
A series of cutting-edge developments ignited a wave of related knowledge sharing on Bilibili

04 Black Hole
50+ relevant videos achieved over 1 million views

05 Controlled Nuclear Fusion
Analysis video by content creator *Ku Wan Shi Yan Shi* was recognized by the authoritative CNNC, spurring heated discussions online

2023 Top 5 Science Spotlights on Bilibili

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 08

Enhanced Physical and Spiritual Wellness

On Bilibili, users can not only conveniently receive information on cutting-edge technology insights, but also engage with content creators to exercise and stay fit, cultivate hobbies, enrich their inner world and become their better selves.

Healthy Life

Relating to real-life scenarios, content creators produce a wealth of practical video tutorials, using their expertise to guide users in exercising and maintaining a healthy lifestyle.

Healthy Mind

Bilibili cares about the mental wellness of the young generation, and raises discussions on emotional expressions, intimate relationships, self-recognition, and life path choices. Through videos, our content creators provide positive psychological guidance for the youth to better face the challenges and difficulties in life.

Self Enrichment

Bilibili provides users with a variety of interesting and practical content. This content not only enriches users' leisure time but also provides them with spiritual satisfaction and growth.

126 mn users watched sports and fitness videos on Bilibili

44.2 bn hobby-related video views

Diet and Workout Guides

Content creator *Yan Shuai Qi* shares various practical dietary and exercise guides on Bilibili. His videos not only cover traditional fitness topics, such as weight loss and muscle gain, but also focus on helping users improve other health issues like knee pain, hair care, shoulder pain, insomnia and more.



Philosophy Course by *Professor Wang Defeng*

Professor Wang Defeng is from the Department of Philosophy of Fudan University. From a philosophical perspective, he talks about how personality are being shaped in the contemporary macro environment, the influence of social standards on individuals' destiny and insights on breakups, gaining great popularity among students.



Read Good Books Together Literature for Everyone

In the Reading section on Bilibili, excellent content creators abound. They share their passion for reading and unique insights in book reviews and recommendations, providing extensive resources for users who enjoy reading.

Tian Zhen De He Gan Shang De Xiao Shuo Jia — Followers: 1.34 mn
Interpretation of classic literature works and analysis on emerging forms such as web fiction

Dong Xing Gou Shi San — Followers: 1.71 mn
Poetic interpretation of ancient literati and their works from a first-person point of view

Xiao Shuo Jia Puckio — Followers: 970k
Published 8 novels ranging from suspense mystery to campus life with her unique literary charm

Representative Reading Content Creators on Bilibili

A Hub for Cultivating Hobbies

Bilibili has become a "night school" for young people. More are cultivating hobbies and enriching their mental world on Bilibili. From singing to musical instruments, baking, make-up and handicrafts, young people can always satisfy their curiosity about various interests and hobbies on Bilibili.

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 09

AI-Driven Product Optimization

Bilibili fosters a thriving content ecosystem while continuously exploring new technologies and optimizing products to provide users and creators with the best experience. Our self-developed "Index" LLM is able to effectively perform a variety of complex natural language processing tasks such as text classification, entity labeling, creative writing, etc. We applied our Index LLM to multiple products and function improvements, which can bring a better user experience and improve content creators' efficiency, providing more room for creative production.

AI Empowers User Experience

We apply our self-developed LLM to commonly used functions, such as video interpretation, content search and live broadcasting. This helps users find content they like more conveniently, grasp highlights and core message of the videos more intuitively and quickly, and enjoy continuously optimized experiences.

AI Search Assistant

By leveraging our proprietary LLM's deep understanding and learning to video content, we provide targeted and concise answers to users, while precisely recommending related videos. This function effectively improves users' searching experience and opens new scenarios and channels for users to discover hidden gems in the vast Bilibili content universe.

AI Video Assistant

Through our proprietary LLM, our *AI Video Assistant* helps users summarize video content and sends reminders for highlight moments, catering to users' needs for information summaries and queries. This function greatly reduces learning costs and enables users to discover and share valuable information more efficiently.

AI Subtitles

We apply AI technology to our accessible live broadcasting rooms. This includes upgrading real-time data and AI subtitle functions, allowing visually and hearing impaired users to have a better immersive live streaming experience. During the League of Legends S13 World Championship, over one million users used the accessible subtitling and real-time data functions, fully immersed in the charm of the e-sport event.



AI Search Assistant Function


Gamers in the World (2022)
33%

Video Summarization by AI Video Assistant


AI subtitles switch enables accessible, immersive game viewing
他可能判断是觉得那个时间比较的极限啊

AI Subtitles in Accessible Live Broadcasting Room

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 10

Empowers Efficient Content Creation

Bilibili also applies LLM to text, image, voice and video generation. We have developed tools that facilitate content creation, allowing content creators to better convey ideas and thoughts.

Bilibili strictly follows the *Interim Measures for the Management of Generative Artificial intelligence Services* and other relevant laws and regulations for the compliant application of AI technology. We uphold morality standards and ethics in algorithm design, training data selection, model generation and optimization, and service provision. We protect intellectual property rights and fulfill Internet information security obligations. We also ensure compliance while applying AI-related technology to our products.

AI Storytelling Function

Based on generative AI technology, our AI storytelling function can analyze materials uploaded by users and provide up to 22 different video styles for users to choose from. Based on the style selected, it will automatically add suitable special effects, voiceovers, subtitles, background music and more to generate a full video. The function significantly lowers barriers to content creation, facilitating the creation process and encouraging more users to take their first step in creation.


智能成片

AI Voice Generation

We actively explore AI voice recognition and generation technologies. We are the first company in China to achieve over 60 specific AI audio control capabilities, including nuanced emotions, stressed (weak) voice, speech speed, pitch, etc., in TTS.[15] With our self-developed speech recognition technology and LLM-enabled free conversational capabilities, we widely apply AI voice generation technology to various scenarios, including videos, live broadcasting and documentaries.

Application of AI Voice on Virtual Singer *Luo Tianyi*

On July 12, 2023, virtual singer Luo Tianyi interacted with her fans using Bilibili's self-developed AI voice generation technology for the first time during her 11th birthday party. The audience was amazed at the AI-generated voice, noting its smooth and delicate emotional expression, as well as high fidelity in reproducing the original voice of Luo Tianyi.



AI Digital Human

By collecting real-person appearances, Bilibili is able to build a digital version of the content creator through LLM training. With this technology, content creators may simply input text to generate videos with their "real" appearance. The technology significantly saves production knowledge costs and improves efficiency. This function is particularly helpful for those content creators specializing in history, science and technology, finance and economics, and other knowledge categories to create videos based on their scripts.

Content Creator *Da Xiang Fang Ying Shi* And Her Digital Human

Humanities and History content creator Da Xiang Fang Ying Shi utilizes our digital human feature, which drastically improves her content production efficiency and stability. Through multiple version upgrades, her digital human can now achieve ultra-realistic and ultra-natural movements, voice and demeanor. The content creator said that this innovative tool has helped her to overcome creative bottlenecks and enabled her to submit videos more frequently.


Real Person
Digital Human

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 11

Engaging Community & Healthy Ecosystem

The healthy development of a community depends on a harmonious community atmosphere and effective guarantee of content safety. Bilibili guarantees content safety and commercial compliance through technology empowerment, content audit team building, and internal system improvements. Meanwhile, we care about minor protection, continuously refining relevant mechanisms and hosting associated events to raise public awareness.

Harmonious Community

"Embrace Consensus, Not Disputes" is the community management principle that we always uphold. In 2023, we further improved our Community Convention, clarified community consensus, enhanced management transparency, and actively guided a positive atmosphere to create an inclusive, diverse and friendly community environment.[16] In 2023, our average monthly interactions reached over 15 billion, an increase of 14% year over year.

15 bn+
average monthly interactions on Bilibili



Strengthened Community Consensus and Regulation

We believe that users' recognition and consensus on community philosophy and norms is crucial for the healthy operation of our community. We advocate for positive community values and culture. In April 2023, we launched an _updated version of the Community Convention_, further clarifying community consensus, encouraging friendly communication, diligent creation and embracing innovation.

Earnestly Create	We encourage dedicated work and authentic content creation with zero tolerance for plagiarism, fabrication, or intentional information distortion.
Friendly Communications	We encourage users to respect others as they express personal views, and advocate friendly exchanges without malice or slandering.
Bravely Innovate	We encourage creativity and innovation in content creation. Meanwhile, we advocate respect for different personalities and diversity.

Bilibili Community Consensus

We launched an _awareness course of Community Convention_, inviting content creators to interpret our updated Community Convention version. Through vivid representations of common scenarios in our community, these community rules-related videos garnered a total of 13.4 million video views.

New Community Administrator – _Professor Luo Xiang_

Upon the publication of the new Community Convention, professor Luo Xiang gave in-depth explanations of case scenarios, helped users better understand the Convention and the rationale behind it through vivid language and analogies, and encouraged Bilibili community members to respect and safeguard the community together.



New Community Convention is released!
See how our new Dark Chamber administrator Luo Xiang handles cases

Positive Atmosphere Guidance

- ✓ The number of official members who passed the membership exam reached 230 mn,[17] up by 18% year over year.
- ✓ Through technical means, such as labeling high-quality comments with #Bravo# tags, we guide users to make positive comments and create a positive community atmosphere.
- ✓ In 2023, we launched _Community Special Daily_ for positive trending topics to meet users' curiosity for hot bullet chats and comments.
- ✓ In 2023, we carried out a series of special actions against cyberviolence to maintain platform safety and raise anti-cyberviolence awareness across the community.

A Poem Collection Jointly Created by Our Users: _No More Trying to Be Someone Else_

In our diverse, inclusive community, users are free to share views and experiences. In recent years, users and content creators have left tens of thousands of poems in the comments, bullet chats and moments sections. We selected 132 of them and put together a collection of poems. The collection shows young people's unique view of the world, and is resonating well within the community.


不再
努力成为
另一个人

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 12

Content Safety Assurance

We believe that content safety is crucial for the healthy development of our communities. While enhancing our community management, we continue to strengthen our content auditing capabilities to further improve our efficiency and quality.

Technology-enabled Efficiency Improvement

In 2023, we continued to optimize our dual-level content audit mechanism,[18] namely, our AI-powered content screening system and the manual content audit team. We upgraded our content audit system with the latest AI technology to improve accuracy and its scope, and also optimized review channels for high-risk content. As for results, the overall efficiency and quality of our content auditing were further improved during the year.

AI Screening Improvement

We continued to iterate our multi-dimensional AI-powered content screening model by systematically differentiating various content formats such as text, ASR, voiceprint and images, successfully increasing the accuracy by 55%. Additionally, we expanded the scope of our model to include the identification of vulgar, pornographic and other harmful content.

Interactive Content Auditing

By leveraging LLM capabilities alongside contextual understanding, community rules and case studies, we implemented automatic reviewing and processing of interactive content like bullet chats and comments within our community.

Channel Optimization

In 2023, we added special audit channels for vulgarity, violence and terrorism, and copyright-related content, further improving the accuracy of our content auditing.



Content Audit Team

We continue to strengthen the capabilities of our content audit team. In 2023, we carried out personalized development programs tailored for employees with different qualifications, such as the Youth Seedling Program and the UP Program. We also actively participated in various Internet information security trainings organized by authorities of different levels.

2,000+
Content audit training sessions (department level and above)

100%
Training coverage

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 13

Healthy Commercial Ecosystem

Bilibili strictly complies with the *Advertising Law of the People's Republic of China*, the *Measures for the Administration of Internet Advertising*, and other laws and regulations to ensure commercial compliance in places where we operate. Meanwhile, we actively enhance our internal management and mechanism of our commercial products, improving the vibrancy and health of our commercial ecosystem.

Advertiser and Advertising Content Management

We established online advertising content review standards and advertiser admission processes,[19] which are reviewed and updated in a timely manner in accordance with industry-relevant regulations and platform feedback. In 2023, we enhanced the coverage scope and algorithms of our advertising review system, achieving full coverage of new commercial resources with a back-end review system.

1. Require advertisers to submit related qualifications
2. Review and verify their qualifications
3. Approve to open ad account
4. Require ad material submission
5. Review ad materials
6. Release compliant ad materials

Bilibili Advertising Admission Process

Product Selection Requirements for Video and Live Commerce

With the development of our video and live commerce, we further refined the admission requirements and strengthened process management and quality control of product selection:

- ✓ We have set up a specialized team for product review to conduct commercialization-specific assessments on candidate products.
- ✓ We incorporate the scoring system of e-commerce platforms and adopt stringent requirements for product qualification verification.

User Experience Improvement

Improved Recheck Mechanism

We conduct counter-checks on ad content after its publication to ensure the safety and compliance of all ads released on our platform.

Formed a Closed-loop Processing System

Our customer service team collects advertising-related feedback online, and relevant departments swiftly intervene to provide timely responses and processing, ensuring effective resolution.

Optimized Commercial Recommendation Algorithms

For users expressing negative sentiment toward ad content, we adjust our recommendation algorithm based on their feedback and viewing interests, and optimize the quality of advertising content.

Advertising management-related training sessions covered

100%

of our commercial content reviewing team members


新生力
新生意
2024 AD TALK
bilibili营销伙伴大会

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 14

Guarding Teenagers

Bilibili strictly complies with the requirements of the *Law of the People's Republic of China on the Protection of Minors* and relevant laws and regulations, continuously enhancing the construction of its minor protection system. We are dedicated to creating a safe and healthy online community for minors. Through strict content audit mechanisms, effective anti-addiction measures and proactive community guidance, we are committed to ensuring that minors can enjoy beneficial and positive content on Bilibili, supporting their healthy growth.



2019.05
Launched Youth Mode

2019.11
Launched an anti-addiction system and applied to all games with automatic updates

2020.04
Optimized anti-addiction features for teenagers with login reminders and user curfew functions

2020.10
Further optimized the real-name registration system for our mobile gaming platform and the Bilibili gaming health system

2021.01
Initiated automatic identification of underage users to prohibit them from virtual gifting during live broadcasting; an adult may request refunds upon proof that their virtual gift was actually made by a minor

2021.03
Closely followed the requirements of the Publicity Department of the Central Committee of the Communist Party of China and connected all online games to the official real-name authentication system

2021.08
Carried out the Dedicated Minor Protection Project (Phase I) to establish a comprehensive protection system for minors based on user attributes and platform characteristics, and sought further improvement with various stakeholders

2021.09
Launched the real-name verification system for games and issued notices regarding minors' play time

2021.11
Carried out the Dedicated Minor Protection Project (Phase II), establishing a systematic framework and control strategies for risky content, as well as a routine management plan for minor content creators. Upgraded our Youth Mode with better user experience and content classification

2022.01
Carried out multiple rounds of special community governance activities on inappropriate content for minors; collaborated with content creators in various fields to create high-quality content for teenagers

2022.05
Launched our Family Platform to allow parents to remotely manage the usage time of their children's accounts, working with parents to guard the healthy development of minors

2023
Based on real-name authentication and user behavior, we further strengthened the review and control of advertising content management displayed to minor users who do not use our Youth Mode which has zero ad content

Bilibili Minor Protection Measures Timeline
(● Live Broadcasting ● Videos ● Games)

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix

Bilibili 2023 Environmental, Social and Governance Report 15

Bilibili places high importance on minor protection. We introduce and continuously optimize our anti-addiction features[20] and Family Platforms. Meanwhile, leveraging the strength of our community, we use offline activities and collaborate with our content creators to share experiences and promote public awareness of minor protection.

Bilibili "Protecting Minors Action"

In response to the Shanghai "Protecting Minors Alliance" initiative, Bilibili launched the Little Community Steward and the Protection of Minors IP at the 2023 Bilibili World event. We attracted the support of more than 10,000 participants and renowned content creators, and contributed to improving awareness of community governance and the protection of minors.


社区小管家 x 护苗小卫士
护苗

Content Creator *Wang Xiao Albert* Represented Bilibili at UN Meeting

In October 2023, as a representative of Bilibili, content creator *Wang Xiao Albert* attended the "China's Practice in Preventing and Combating Cyberbullying" side event of the 54th session of the United Nations Human Rights Council. He shared how we use artificial intelligence to detect and process harmful information, as well as our experience in guiding children's healthy development with positive content.



Content creator *Wang Xiao Albert* Represented Bilibili at The 54th Session of The UN Human Rights Council

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 16

Cybersecurity & User Privacy

Bilibili attaches great importance to cybersecurity and user privacy. Based on our comprehensive cybersecurity management structure and processes, we enhance our security awareness and management capability through technology innovation, data risk assessment, cybersecurity training and cultural promotion. Through these approaches, we aim to create a safe and trustworthy online community for our users.

Security Management System

Bilibili strictly abides by the laws, regulations and industry standards in the regions where we operate, establishing a clear cybersecurity boundary that we will never cross. We have established a three-tier cybersecurity management structure[21] and implemented related strategies through a top-down approach, ensuring that 100% of our business is covered by our cybersecurity management system. During the reporting period, we referenced the internationally recognized Common Vulnerability Scoring System (CVSS) 3.1 to revise our security vulnerability management standards. We also optimized the rules for vulnerability base scoring and repair time requirements. Additionally, we proactively invited independent third-party organizations to conduct data security audits and cooperated with relevant regulatory authorities' inspections to ensure the security and compliance of information and data usage.

Information Security Certification

Bilibili actively promotes information security-related certification efforts, with over 80% of our business having obtained ISO information security management system certifications,[7] including ISO 27001 Information Security Management System, ISO/IEC 29151 Personal Identity Protection Management System, and ISO/IEC 27701:2019 Privacy Information Management.

Thanks to our comprehensive cybersecurity mechanism, in 2023 we were honored to receive the APP Security Certificate and Information Security Certificate from CVERC.[22] In January 2024, we also passed the review for the Mobile Internet Application Security Certification by CCRC,[8] becoming the first online video platform in China to obtain such certification.


CCRC
移动互联网应用程序(App)
安全认证证书
CCRC
移动互联网应用程序(App)
安全认证证书
中国网络安全审查技术与认证中心
Bilibili APP CCRC Security Certificate


APP安全证书
CVERC
Bilibili APP Security Certificate


APP信息安全证书
CVERC
Bilibili APP Information Security Certificate

Information Security Audit

In 2023, in accordance with regulatory requirements and industry standards, we invited external independent third-party organizations to conduct data security audits. These audits covered aspects such as data security organizational structure, data security system establishment and data security lifecycle management. During the reporting period, we conducted four internal cybersecurity audits, and supported 13 compliance inspections by regulatory authorities.

100% of our businesses are covered by our information security system

80%+ of our businesses have obtained ISO information security certifications[7]

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 17

Security Management Initiatives

Bilibili makes continuous efforts on security technology research and development and optimizing security management processes, as well as enhancing awareness among relevant personnel through various programs. Our ability to deal with, respond to and prevent information security risks has improved greatly.



Process Optimization

We have established a number of special security rectification programs for high-risk, severe loopholes to ensure stable business operation. At the same time, we formulated a series of data security management mechanisms and processes[23] to provide guidance for data processing platforms, system operations and employee work.

In 2023, we established an overseas business data leakage emergency response mechanism and formed an emergency response team to further optimize the layout of data security supervision.

Awareness Improvement

Bilibili conducts cybersecurity training and awareness promotion for all personnel, including interns and outsourced staff. Our diverse methods include phishing drills, awareness training and security knowledge exams. We focus on seven dimensions, namely, anti-phishing, data protection responsibility, data use, data security levels, data sharing, legal requirements and legal liabilities.

Cybersecurity Awareness Improvement Week

In 2023, we launched the "Cybersecurity Awareness Pro Week" to share data security knowledge. We empower all employees to identify and respond to data security risks that may arise in daily work. We believe that improving security awareness among our employees provides a solid foundation for conducting compliant data usage and protection.



2023 Bilibili Cybersecurity Awareness Week

Requirements for External Partners

We continuously refine the *Third-Party Data Security Due Diligence Questionnaire* strictly regulating the data processing behavior of our partners, including suppliers. We require 100% of our partners to sign data security-related agreements or commitment letters. External data transmission is only allowed when the *Third-Party Data Security Due Diligence Checker* is filled out and the green light from our security team is given. To ensure compliance, we regularly review the data protection system of our partners.

100% Partners signed data security-related agreements or commitment letters

Through a comprehensive, end-to-end information security prevention mechanism, we have ensured cybersecurity standards were upheld during our major events in 2023, including the live broadcasting of the 2023 League of Legends World Championship Finals, and Bilibili World and Bilibili Macro Link ticketing.

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 18

Privacy Protection

Data privacy is important to Bilibili and we uphold the eight prinicples of proviacy protection. We employ three primary approaches, namely, policy compliance, user rights and interests and technical comprehensiveness, to create a safe environment for users. Furthermore, we are committed to protecting the privacy of content creators, adhering to a dual personal information protection mechanism.[24] Through specialized channels for handling complaints and reports regarding personal information and privacy protection, we provide content creators with a comprehensive and closed-loop protection system.

Legality, Fairness and Transparency	Ensure that personal information is collected and used in a lawful, compliant, fair and transparent manner.
Principle of Accountability	Ensure that rules and protocols are in place to define accountability of data and information security incidents.
User Awareness, Consent and Control	Ensure that users are fully informed and have given voluntary and unequivocal consent, and ensure that user demand and rights are addressed in a timely manner. Fully respect users' right to information and decision-making, and clearly inform users when making algorithm-driven and personalized content recommendations. Protect users' rights to access, correct, and delete personal information.
User Experience Optimization	Provide convenient access for users to grant or revoke permission and delete accounts. Implement rigorous information protection measures for minors. Fully protect user rights and interests.
Minimal Data Collection	Ensure that only the minimum amount of data required for processing is collected and honor the scope of data collection defined by the *Bilibili Privacy Policy*. Collect and use data only within the range of products and services consented to by the user.
Data Accuracy	Ensure that users' electronic and hard-copy personal files are encrypted and protected to prevent information tampering.
Rigorous Data Storage Restrictions	Ensure that personal information is stored and retained for the shortest period necessary for the purpose of providing products and services to users (e.g, the *E-Commerce Law of the People's Republic of China* stipulates that information on goods and services as well as related transactions shall be kept for no more than three years from the date of completion of the transaction), and deleted or anonymized such information upon expiration of the storage period.
Data Integrity and Confidentiality	Adopt industry-recognized security protection measures and technical tools to protect users' personal information. Ensure data security to the greatest extent possible.

Eight Principles of Privacy Protection

Management's Letter Highlights Honors & Awards Creating Community Value Enhancing Industry Value Building Social Value Corporate Governance About the Report Appendix
Bilibili 2023 Environmental, Social and Governance Report 19

Technology-Enabled Security Assurance

Bilibili has independently developed a series of monitoring, assessment, and platform technologies for information protection to ensure timely and effective responses to various security incidents, building a more comprehensive, efficient, and intelligent security assurance system.

SDLC Platform[25]

- This self-developed platform is primarily used for automated scheduling, coordination, and management of data security reviews, code audits, vulnerability scans, component dependency scans, and online security scans throughout the entire lifecycle of Bilibili's various business applications.
- We use the SDLC platform to record and display security work results at different stages of various projects. During the development phase, we integrate data security and privacy protection measures into the development of products and services, ensuring data and information security from inception. After the product is launched, the SDLC platform helps us conduct automated security testing based on application changes, generate security assessment reports promptly, and monitor data security in real time.

Threat Intelligence Platform

- Our self-developed threat intelligence platform is primarily used to collect threat intelligence from publicly available sources on the Internet, including IP blacklists, CVE vulnerabilities,[26] data leaks, etc. It facilitates centralized management of security incidents, including intelligence discovery, investigation records, and closed-loop disposal processes.
- This platform provides us with various types of threat intelligence, which are applied to internal security platform alert detection, vulnerability emergency response, and intrusion and attack simulations. This enhances our proactive and reactive defense capabilities, as well as our ability to collaboratively handle security incidents after they occur.

Security LLM

- We integrate open-source localized models with Bilibili's self-developed LLMs, applying them to the SDLC platform and threat intelligence platform. The security LLMs enhance our analysis and judgment of security threat intelligence. This enable us to have better recommendations for security reviews during the develop phase and better fixing suggestions for vulnerability in security testing.

Leveraging our industry leading privacy protection and data security capabilities, we actively participate in the formulation of national and industry information security standards. In 2023, we assisted in drafting the consultation paper on the *System for Statistics and Investigation of Radio, Television, and Online Audiovisual Content*, contributing to industry development with our rich experience in data security management.

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 20

User Communication and Care

Bilibili consistently serves users with high-quality, efficient and safe products and services. We maintain smooth, open communication with users through our self-service system and our high-quality customer service team. Meanwhile, through the *Charging Station Program*, we timely observe our users' special needs and provide them with emotional support and care.

Improved Communication Capability and Efficiency

We always prioritize users' needs. Through a series of measures such as improving our self-service system and customer service team, we continuously enhance service quality and feedback processing efficiency. In 2023, our customer service team[27] received a total of 270,000 user complaints, 100% of which have been resolved. Since our customer service hotline was launched, the efficiency of handling user feedback has continuously improved. In 2023, the hotline received more than 140,000 user feedback calls, and the average time to resolve feedback was less than 9 minutes.

23.94mn number of feedback across all customer service channels

270k of which were user complaints[28]

100% Complaint Resolution Rate

Optimized Self-service System

In 2023, Bilibili further enhanced our customer self-service system and improved the stability of our AI assistant, which shortened the feedback processing time. Users may now obtain accurate answers through automated Q&A interactions, which has increased the problem resolution rate and enhanced user experience.

Strengthening Self-service Capabilities

- Implemented automated answering mechanism for users' FAQs
- Improved self-service channels and launched 5 new self-service functions, including account recovery, video/comment/live broadcasting reporting and complaints, and appeals for rejected submissions.

Optimizing Process

- Strengthened our closed-loop management process from user communication channels to feedback processing, improving problem resolution efficiency.

Empowering Customer Service Team

To further support our customer service team, we conducted various training and skill enhancement programs themed around business development directions, service capabilities, and individual career planning. During the reporting period, our customer service department responded promptly and effectively to user feedback, earning the "National User Satisfaction Telecommunication Service Star Team" honor from the Ministry of Industry and Information Technology.[29]

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix

Bilibili 2023 Environmental, Social and Governance Report 21

Charging Station Program

Through our *Charging Station* Program, we connect to the inner world of users, especially minors, and build an outlet for users to express emotions and relieve stress. During the reporting period, our Charging Station Program provided over 73,000 emotional support sessions, and an average of over 6,000 users were served by our Charging Station per month.

Our Charging Station Program is equipped with a professional and caring team, with 100% of its staff members having an educational background in psychology and work experience in psychological counseling or education. All of the team members are capable of providing professional, timely, one-on-one counseling for users in need of help.

Through chatting and interactive Q&A via live broadcasting, the Charging Station's host, "Hai Le Jie Jie," and assistant host, "Zhan Zhan," share professional psychology knowledge, interpret trending social phenomena and provide practical advice on emotional problems, garnering massive popularity and appreciation among the audience.


To 海勒姐姐：

见字如晤。

我可能不像别的海小宝，给姐姐和站站留下深刻的印象，但加油站已经深深地刻在了我的脑海中。我是小A(化名)，高三时，由于曾经家庭变故，感情不顺，一直被赋予重望的我成绩大幅下滑，我陷入了至暗时刻。在我点开B站搜索框搜索想要离开时，"能量加油站"印入了我的眼帘。起初，我在私信里倾诉我的心声，我太想要帮助了。后来，我无意中点进了直播间，我的每一个疑惑和不快，姐姐都会认真看，并给我建议。高考结束后，我和姐姐进行过一次连麦，受益匪浅。但后来由于个人原因，我不常去直播间，那第一次连麦，也成了最后一次连麦。听闻海勒姐姐因学业问题要离开直播间，我没有去全程听最后一场直播，就当……姐姐还没有离开吧。姐姐是无可替代的，我不会忘记姐姐耐心地为我们答疑解惑，我衷心为姐姐高兴，祝姐姐学业有成，也感谢姐姐、站站和一直在幕后的工作人员的付出，直播间一直以来是我的避风港。

此致

敬礼

小A(化名)

2023.8.6夜

A Letter to Hai Le Jie Jie

73,000+
emotional support sessions provided by our Charging Station Program

6,000+
average monthly users served by our Charging Station Program

100%
team members have educational backgrounds and work experience in psychology

Sharing Warmth via Live Broadcasting

In 2023, our Charging Station actively explored new content formats such as live broadcasting and knowledge sharing videos, to encourage users to bravely talk about the troubles they encounter at work and in life, and share their own growth stories. During the reporting period, our Charging Station team created a total of 33 knowledge sharing videos and conducted nearly 100 live broadcasting sessions, reaching more than 3.7 million users.

Strengthening Cooperation with Other Parties

Bilibili cooperates with the 12355 Shanghai Youth Online Youth Public Service Center, *Shanghai Mental Health Center*, and Shanghai Mental Hotline 962525 Volunteer Teams to provide professional and accessible psychological counseling services, jointly listening to users and protecting their mental health.

NO.2 Enhancing Industry Value

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix

Bilibili 2023 Environmental, Social and Governance Report 23

Creators First

Our dedicated content creators and high-quality content are indispensable to our community development. Our original aspirations have never changed: to support content creators to produce high-quality content. We are committed to providing them with a broad platform, supporting their creations, and helping them continually expand their commercial opportunities.


POWER UP

Content Creator Portrait

Over the years, content creators have infused our content ecosystem with vitality through their unique and diverse perspectives, boundless creativity and profound thinking. In 2023, an increasing number of content creators from different geographies and backgrounds showcased their talents and creativity on Bilibili. In 2023, our average daily active content creators rose by 24% compared to the previous year. Meanwhile, our average monthly video submissions reached 21.5 million, representing a 46% year-over-year increase.

Average monthly video submissions

+46%

year over year

Average daily active content creators

+24%

year over year


Men 62%
Women 38%

Content Creators Distribution by Gender[5]


18-23 51%
24-30 23%
31+ 26%

Content Creators Distribution by Age[5]


Beijing
Hubei
Tianjin
Zhejiang
Jiangsu

Top 5 Provinces With Highest Year-Over-Year Growth in New Content Creators[5]

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 24

Content Creator Support

Bilibili empowers content creators with content operation support, creation tools and rights protection. We also provide content creators with frictionless communication channels, empowering more creators to consistently convert their ideas into high-quality content.

Content Operation Support

We value high-quality content and encourage high-quality creations. Through our well-established creator content operation support and mentoring system, we continuously aid content creators along the way to enhance their capabilities in video creation, script structuring, account operation, etc.

Onboarding Support for New Content Creators

- **Newbies Training Camp:** 2 weeks of systematic tutorials to rapidly improve new content creators' video production and account operation skills
- **Editor's Q&A for Newbies:** Reduce barriers for new content creators during creation
- **Trending Topic and Thematic Roundtables:** Help creators find their most suitable category

Category-specific Mentoring for Fan-Base Growth

- **Category Mentoring:** Category-based long-term incubation to accelerate fan-base growth for high potential content creators
- **Community Groups:** Provide community panels, database and community activities to support content creators in various content categories

Specialized Program to Support Creators' Growth

- **Targeted Training:** Organized targeted training for high-stickiness creators to support their ascent and boost their number of followers
- **Personalized Interaction, training and diagnostic programs:** Support content creators in exploring their unique growth paths and content operation methodology

Support Channels for Creators' Content Operations

We fully appreciate and honor content creators who continue to create and innovate. We have hosted the BILIBILI POWER UP 2023 Top 100 Content Creators Awards selection for 6 consecutive years. Based on the expertise, influence, and creativity, we select the most representative, high-quality content creators of the year, and give them official recognition.

BILIBILI POWER UP 2023 Top 100 Content Creators Awards

In 2023, in addition to existing awards, we set up a range of new awards to encourage content creators to step out of their comfort zones, explore new forms of creation, and find suitable commercialization channels for themselves.

Annual Live Streaming Dark Horse Award



Content creator *Qi Shou Zhan Ying* is a professional Go player with a rank of 2-dan. With her sweet and captivating live streaming content, she has introduced millions of Bilibili users to Go and turned them into Go fans.

Annual Business Impact Award & Annual Business New Force Award


年度商业新势力

16 content creators, including *Xiao Chao Yuan Zhang* and *Coco Kou Kou_*, were recognized for their breakthroughs in commercialization. This also encouraged content creators to actively strive for more commercial success through Bilibili channels.


2023
POWER UP 100
2023百大UP主

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 25

Creation Support

We provide continuous creation support to content creators at different stages. During the reporting period, we upgraded our creation tools, provided abundant resources, and strengthened the service capabilities of our Content Creator Academy and Creators Hub.

Automatic Protection for Certified Original Content

We launched a content creator copyright protection program. This enables content creators to actively monitor piracy and infringement and take action to protect their rights and interests. This function safeguards content creators' copyrights and ensures their continuous submission of original content to the platform.

Content Data Analysis and Review

We upgraded our data analysis services by adding certain key metrics that effect traffic recommendations and refining the data analysis on follower conversion to help creators identify issues that impact growth in their traffic and followers. Meanwhile, we introduced weekly and monthly account reports with content analysis and comparative analysis to other videos, providing insights to advance account development and addressing issues in account operations.

Updated Content Creator Academy

We have launched a brand new creative course tailored to concrete creative scenarios, covering multiple modules including video creation, account management, commercialization, and live broadcasting. These courses aim to help content creators enhance their competitiveness.

Original Content Protection and Creators' Data Center



Creator Rights Protection

We continuously enhance our Content Creator Copyright Protection Program, Content Creator Rights Protection Ticket and Music Copyright features, among other rights protection systems and tools. We fully protect content creators' rights and interests in music and video, portrait, reputation and beyond.

Content Creator Copyright Protection Program

To support content creators' legitimate rights and interests, we have launched functions including original content copyright protection and account reporting. By the end of the reporting period, more than 65,000 content creators had joined the programs, and over 980,000 infringing videos had been removed.

Content Creator Rights Protection Ticket

This feature is available to all content creators, with our customer service team providing full-process follow-up on rights protection matters. When necessary, we will introduce legal measures to assist content creators in safeguarding their rights.

Music Fingerprint Function

For original musicians on Bilibili, we ensure a better system for rights protection and copyright commercialization, including sitewide usage detection, creation authorization, music usage settlement and long-term user feedback tracking.

Experience Sharing Platform

By organizing offline content creator experience sharing activities, we provide face-to-face opportunities for content creators to share what they have learned about video creations and spark new ideas.

Offline Experience Sharing Event

On August 16, 2023, we partnered with the Institute of Physics of the Chinese Academy of Sciences and invited tech-related content creators who are also current students to an offline event in Beijing. At the event, content creators shared how they balanced study and video creation, while our operations team shared insights into the development prospects of scientific videos.

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 26

Commercialization for Content Creators

In 2023, while expanding the stage for content creators to showcase their talent, Bilibili also facilitated broader income channels for our creators. We are dedicated to supporting an increasing number of content creators from diverse backgrounds in generating income through our various commercial avenues, leveraging their unique strengths. Over 3 million content creators earned income on Bilibili in 2023, a 30% increase year over year. Among them, over 1.8 million content creators earned income through live broadcasting, and over 950,000 content creators joined our various advertising plans. Furthermore, our video and live commerce, premium course, content creator craftstudio, and upgraded fan charging program have enabled a wider range of content creators to discover monetization avenues tailored to their content styles.

Advertisement	Live Broadcasting	Other Value-added Services
Sparkle – Native Ads Platform Ad Revenue Sharing Program Video and Live Commerce	Virtual Gifting Grand Voyage Monthly Subscription	Premium Course Content Creator Craftstudio Fan Charging
Cash Incentive Program		

Diversified Commercialization Channels for Content Creators

3 mn+
content creators earned income on Bilibili

+30%
year over year

Among them,

1.8 mn+
content creators earned income through live broadcasting

950k+
content creators joined various advertising plans

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 27

Sparkle – Native Ads Platform

Our Sparkle – native ads platform is a matching platform for content creators and advertisers. Using Sparkle, content creators can efficiently match their creativity with advertisers' needs, allowing content creators to monetize their influence on fans and creative talent through our native advertising products.

Video and Live Commerce

Since the launch of video and live commerce, we have established a dedicated operations team to guide and assist more content creators in utilizing this product as a new income avenue. We have been providing tutorials for content creators on how to dive into video and live commerce. Additionally, we have partnered with external e-commerce platforms and optimized our live broadcasting features, all aiming to bridge high-quality content with excellent commercialization capabilities.

Number of content creators who earned income through video and live commerce

+133% year over year

Content Creator *Dao Yue She Shi Yu Ji* Partnered with Wildlander Automotive

Content creator *Dao Yue She Shi Yu Ji* and the well-known automotive brand Wildlander jointly released *Super Food Deliverer Season 2*. The video documented their story of jointly preparing a special feast for the children and their soccer coaches in a mountainous area. The video received over 1 million likes, delighting the entire community and aiding Wildlander in successfully building its brand image among young generations.


威兰达 超级外卖员

Content creator *Mr Mi Deng* Achieved Commercialization in Niche Category

Content creator *Mr Mi Deng* provides professional and in-depth reviews on home decoration and appliances in his videos, gaining a large number of followers in our community. In 2023, *Mr Mi Deng* applied his product selection expertise to live commerce, featuring the most cost-effective home decoration and appliance products for users. During the Double 11 shopping festival in 2023, his "Mr. Mi Deng Home Decor Festival" raked in RMB1.68 billion in GMV across all channels, growing 400% from the same period of the prior year.


16.8亿
bilibili 2023百大UP主
Mr迷瞪
同比增长400%+
较618增长210%+

Content creator *Ying Wu Li* Highlights Female Consumption Power on Bilibili

Content creator *Ying Wu Li* captivates a significant female audience with her distinctive flair and style, offering insights into the latest fashion trends, personal outfit tips, makeup product reviews and more. Through live commerce, she shows female followers how to mix and match clothing to create stylish looks for varying body types, ultimately achieving total GMV of over RMB50 million during the 2023 Double 12 shopping festival.


YINGWULI
@鹦鹉梨

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 28

Live Broadcasting

More and more content creators on Bilibili are exploring monetization through live broadcasting, engaging in real-time interaction with their fans while earning income through virtual gifting. We provide a detailed guide and a range of tools for new live broadcasting hosts, including video, gaming, voice and virtual live broadcasting formats, catering to hosts' varied styles and preferences. Additionally, through a featured event operation system, we continuously enhance the liveliness of our live broadcasting community and assist hosts in achieving long-term fan retention and operations.

Number of average daily active live broadcasting hosts who earned income

+50% year over year

V-tuber *Zhe Yuan Lu Lu* Performing Folk Tunes And Game Theme Songs

In 2023, content creator *Zhe Yuan Lu Lu* presented various styles of song adaptations and covers using a virtual avatar in her live broadcasting room. Through live broadcasting, she has garnered nearly 3 million viewers and accumulated income of over RMB1 million.[5]


CHAT
Zhe Yuan Lu Lu's Live Broadcasting

Upgraded Fan Charging Program

In 2023, we upgraded our Fan Charging Program with a feature enabling content creators to offer exclusive videos to users who participate in their Fan Charging Program, providing creators with an additional revenue stream. It opens up the pathway for users to pay for good content and enables content creators to continuously create high-quality, in-depth content.

2.4 mn
content creators enabled their Fan Charging feature[5]

2.76 mn
users paid through the Fan Charging Program

Fan Charging Enabled The Success of Exclusive Video *Lost in Tokyo* by *Shi Pin Dao*

The exclusive fan charging video *Lost in Tokyo* is a documentary made by content creator *Shi Pin Dao*. The exquisite production brought our users a unique perspective and triggered deep thoughts on the underlying cultural and social issues. Since its release on November 30, 2023, the video has received more than RMB4 million[5] revenue through our upgraded fan charging feature. The revenue not only covered the content creator's production cost, but also supported him in continuing the journey of his next episode.


迷失東京
Fan Charging-exclusive video *Lost in Tokyo* by *Shi Pin Dao*

Craftstudio

Our *content creators Craftstudio* is an original work trading platform we built for content creators. Through the platform, creators may sell or customize original works, including paintings, handicrafts, figurines, knowledge services and virtual merchandise.

136k+
content creators and painters joined our Craftstudio[5]

Premium Course

Our *Premium Course* provides an effective commercialization channel for nearly 10,000[5] content creators with professional knowledge and skills. Content creators can monetize their expertise, skills and interests by creating paid courses. This product expands new avenues for content creators to earn income, motivating them to keep producing high-quality content for years to come.

200+
content creators achieved over RMB1 million grossing revenue via Bilibili Premium Course[5]


love
一门给年轻人的
恋爱成长课
Content Creator Yuan Yi's Relationship and Growth for Young Generations course made over RMB10 million in gross revenue
Course of the Year: *Relationship and Growth for Young Generations*

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 29

Human Capital

Bilibili provides a diverse and inclusive workplace environment, a well-defined career path and a supportive benefits system for each like-minded employee. We believe that by collaborating with our employees, we can achieve sustainable development goals together.

Employment Compliance

We strictly adhere to laws and regulations including the *Labor Law of the People's Republic of China* and the *Provisions on Prohibition of Child Labor in China*, as well as guidelines of international human rights practices such as the International Labor Organization's *Declaration on Fundamental Principles and Rights at Work* in our recruitment and employment practices. We fully respect the freedom of association of our employees and firmly prohibit the use of child labor and forced labor. If any such situations are found, we will take strict actions in accordance with relevant laws and regulations as well as our internal policy. Meanwhile, we allow our employees to have flexible working hours. The Company has established a comprehensive equal employment policy for people with disabilities and has designed an accessible workspace to fully protect their rights.

To ensure compliance and fairness in the recruitment and employment process, and to track the dynamic status of employee contracts, we have further optimized our internal system for human resources contracts and certificates in 2023 to effectively improve our human resources management efficiency.

We believe campus recruitment is a crucial source for building our talent pipeline. Through initiatives like "Seeking Outstanding Talent," we aim to deepen the understanding and alignment of young graduates with our corporate culture, continuously infusing our team with fresh perspectives and energy. In 2023, we maintained close collaborations with various universities, and were awarded "Best Employer" by the Shanghai University of International Business and Economics, and "Excellent Partnership Model" by the School of Management of Fudan University.



2023 Bilibili Campus Recruitment Project

As of December 31, 2023, Bilibili had a total of 8, 801 employees. Breakdowns by gender, function, age and region are as follows:

Gender (Number of Employees, %)


4,995
57%
3,806
43%
Male
Female

Age (Number of Employees, %)


8,142
93%
659
7%
Gen Z+[30]
Non Gen Z+

Function (Number of Employees, %)


3,751
43%
2,868
33%
529
5%
1,653
19%
Product & Technology
Content Audit
Operation
Management, Sales, Finance & Administration

Region (Number of Employees, %)


5,598
64%
126
1%
433
5%
2,644
30%
Shanghai
Other Cities in Chinese Mainland[31]
Beijing
Hong Kong SAR, Macao SAR, Taiwan Region and Overseas

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 30

Employee Development

At Bilibili, we are always refining our talent development system to provide personalized support and opportunities for employees at every stage. This ensures that high-quality talent fuels our growth while giving each team member the chance to shine their brightest.

Comprehensive Training System

In 2023, Bilibili continued to focus our recruitment efforts on Gen-Z university graduates and young managers. We launched our annual B-STAR Graduate Program and the UP Plan Frontline Manager Development Program, concentrating on enhancing general skills, professional expertise and leadership capabilities. These initiatives were tailored to cultivate top talent from different perspectives.

B-learning platform

- Leadership skills
  - Leading UP[32]
  - Keeping UP[33]
  - ★ UP Plan[34]
  - Ready UP[35]
- Professional skills
  - Ultra-electromagnetic Wave[36]
  - Bilibili Tech
  - Hackathon
  - Neutron Star[37]
  - FID[38]
  - IMI Interviewer Training Program[39]
  - TTT Training[40]
- General skills
  - Learning and Charging Corner[41]
  - ★ B-STAR Graduate Program
  - Orientation training

★ UP Plan Frontline Manager Development Program

Our UP Plan Frontline Manager Development Program assists managers from various business sectors in refining their management approach and improving their professionalism, leadership and results-oriented skills. We conducted four sessions of this program during the reporting period.

★ B-STAR Graduate Program

To assist our campus hires in adapting to their new roles and achieving their long-term career goals, we' ve tailored growth objectives that align with their evolving needs and job requirements during their first 0-24 months with us. With our ongoing B-STAR Graduate Program, we aim to further identify, retain and nurture talented young individuals within Bilibili.



External Education and Professional Exam Support Program

Bilibili continues to offer a program covering 100% of employees to help them obtain degrees, diplomas, and external qualifications and certifications, including JLPT, IELTS, TOEFL and TOEIC. Furthermore, we provide incentives for employees in the finance department to acquire qualifications like a CPA designation. Employees who meet the criteria can have their exam fees funded by the Company and receive rewards upon obtaining relevant certifications.

During the reporting period, our employee training coverage reached 92% and average training hours per employee reached 32 hours.[42]


% of trained employees among genders[43]
92% Male
93% Female
% of trained employees by gender[44]
57% Male
43% Female
% of trained employees among position levels[43]
93% General Staff
72% Middle Management
100% Senior Management
% of trained employees by position level[44]
97% General Staff
2% Middle Management
1% Senior Management

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 31

Compensation and Promotion

At Bilibili, we adhere to the principle of "merit-based performance, rank-based salary, and performance-based bonus" for performance evaluation and compensation. We treat all employees equally and adhere to the relevant labor laws and regulations principles of equal pay for equal work, without evaluating salaries based on age, race, ethnicity, or other differences. There is no significant wage gap between male and female employees. We conduct regular employee evaluations and publicly announce the assessment results to ensure we put the right person in the right position. Meanwhile, we continuously share the Company's achievements with employees through equity incentive plans. In 2023, we tailored specific goal management approaches for each business line, aiming to boost employee performance using the OKR concept[45] and measurable performance goal tools. We believe these initiatives can effectively support our employees in growing alongside the Company.

We follow the "merit-based ranking" principle, offering both vertical promotions and horizontal career development opportunities. This creates two clear pathways for advancement for all employees, whether in management or specialized roles.[46] Additionally, we provide online training courses for promoted employees, aiming to cultivate a highly skilled and professionally adept team.

Merit-based Ranking + Management Judgment & Vertical Promotion + Horizontal Development

Bilibili's Promotion Principles





In 2023, Bilibili handled employee departures in compliance with legal regulations. We conducted exit interviews with departing employees to understand their reasons for leaving, continually improving our employee management practices. Meanwhile, we further advanced our rotation program, providing avenues for employees looking to explore new directions and opportunities for development. This initiative assists employees in finding internal positions aligned with the Company's strategic goals, facilitating their transition accordingly.

Applying: Employee submits CV and gets an interview

Offering: Employee receives rotation offer after successful interview

Transfering: We negotiate and assist with the transfer of employees between departments

Process of Rotation Program

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 32

Health and Safety

With employee health and safety as our top priority, we conduct safety management in accordance with all laws and compliance requirements to minimize risks, prevent accidents, and provide a solid safety guarantee for employees' daily work routine.

Health Support

Bilibili embeds its commitment to health and safety into its corporate culture, continuously promoting safety awareness and safeguarding the occupational health and safety of its employees.

Employee Health Benefits

To help employees stay up-to-date with their health status, we provide annual physical exam programs as well as offer a variety of health support benefits, including dental health and psychological well-being initiatives.



Annual Physical Examination



Dental Care



Risks of A Sedentary Lifestyle Seminar



Scalp Health Seminar



Mental Health Seminar

2023 Blood Drive

In November 2023, we organized a Blood Drive. We rewarded eligible blood donors with a gift bag, a paid day off and a special breakfast on the day of donation.


献血暖心
爱再循环

Emergency Response

Based on our comprehensive emergency response mechanism, we have developed targeted response plans for potential health and safety risks in our operations to minimize the impact of safety risks on the Company's daily operations.

Fire Drill

Bilibili held a fire drill for part of our Shanghai office in November 2023 to effectively prevent and resolve potential fire hazards and improve employees' emergency precautionary measures, response and evacuation skills.



CPR & AED First Aid Training

We hosted CPR & AED[47] first aid training sessions for employees to advocate basic emergency first aid awareness and enhance emergency response skills, helping to ramp up the Company's overall awareness and emergency response capabilities.

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 33

Employee Welfare

Bilibili prioritizes the physical and mental well-being of its employees. We are committed to fostering an inclusive, free and supportive work environment. Through thoughtful communication mechanisms and diverse employee activities, we aim to cultivate happiness and a sense of belonging among all employees. Additionally, we offer benefits such as flexible working hours, a casual dress code, pet-friendly policies and employee interest clubs to meet the personalized needs of our employees. Our unique corporate culture and work atmosphere make Bilibili one of the younger generation's most coveted employers.

100%

full-time employees are covered by our employee welfare system


我入职
5周年啦


HELLO!
Planet Landing Zone
Premium membership of Bilibili; IP derivative gifts; Coupons for Bilibili Merchandise
Happy Fair
Pet friendly; Company anniversary; Employee internal shopping; Celebrity visits; Family day
Daily Life Zone
Game Zone; Gym; Documentary shops; 2233 shuttle bus
Memory Valley
Wedding subsidy; Maternity subsidy; Birthday party
Rest Zone
Paid monthly sick day; Annual paid leave; Special holidays
Interest Clubs Zone
E-sports; Cosplay; Ping Pong; Photography; Board games; Skateboarding
Health Support Zone
Private health insurance; Health support house; EAP mental health hotline; Online doctor appointment; Love Live
Holiday Celebration Zone
Christmas; New Year; Kick-off day; March Flower Festival; Meow Festival
Planet Departure Zone
Memorabilia

Parts of Bilibili featured Employee Welfare

(The complete employee welfare system of Bilibili can be found on page 30 of the *2022 Bilibili Environmental, Social, and Governance Report*.)

Management’s Highlights Honors & Awards Creating Community Value Enhancing Industry Value Building Social Value Corporate Governance About the Report Appendix Bilibili 2023 Environmental, Social and Governance Report Letter 34 Themed and Tailored Employee Events Bilibili encourages employees to launch their own interest clubs and provides support for club activities. Number of employees who joined Number of company-level staff Bilibili interest-based clubs in 2023 activities held in 2023 In addition, we organized a range of exciting Bilibili-themed employee events. These events promote diversity and openness, aiming to create an environment where employees can enjoy both work and life to the fullest. 2,000+ 600+ New Year Kickoff Gifts Flower Festival Interest Club Signups Mother’ s Day Bilibili 14th Anniversary as Chinese New Year ween Christm ammer’ s Day Hallo Family Day Progr Chinese Valentine’ s Day

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 35

Employee Care

Labor Union and "Love Live"[48]

The Bilibili labor union provides its members with a range of services and benefits, such as health and critical illness insurance, legal assistance, union protection rights and health retreats, among others, to safeguard the rights and interests of employees. In addition, our "Love Live" program continues to provide assistance to employees in need. As of the end of the reporting period, a total of 5,664 employees had joined our "Love Live" mutual support foundation.

Mental Health

We prioritize the mental well-being of our employees and offer various services such as a 24-hour mental health hotline and mental health sharing sessions to help them manage their mental and emotional well-being, reducing stress levels.

Our mental health hotline is staffed by individuals who hold national level-2 psychological certification and have extensive experience in EAP.[49] They assist employees in managing negative emotions and convey love and care. As of September 2023, our hotline had provided 92 hours of counseling for employees, covering diverse topics including emotional distress, family issues and workplace challenges.

Housing Support

In light of the housing challenge employees face in major cities like Shanghai, we have actively partnered with rental service providers to help employees access affordable and stable long-term rental options. In 2023, Bilibili was awarded the "Annual Support for Talent Housing - Outstanding Partner" award by Shanghai Cheng Tou Kuan Ting.

Employee Communication[50]

We highly value employees' sense of involvement in our development and actively listen and respond to their needs. We regularly enhance our internal HR TalentVerse portal to cover common topics such as company facilities, environment, services, culture and benefits. This includes organizing HR policies and practical manuals within a dedicated "Q&A" section, providing employees with straightforward guidance on their daily tasks. In 2023, we launched the "Bilibili Culture Base" mini-program, offering a systematic presentation of our corporate culture, rules, regulations and latest news. Our goal is to deepen employees' understanding of our cultural values through an engaging platform.


WELCOME!
Bilibili Culture Base
All Thing You Need To Know About Bilibili
Annual milestones
CSR
Honors
Onboarding
Our culture
Trending on Bilibili
HR portal
Our red lines
Feedback

Employee Feedback

We conduct satisfaction surveys and analyses for HR processes such as our rapid onboarding process and relevant guidelines. This enables us to promptly assist employees with any issues or specific needs they encounter during their work.

In August 2023, our administrative services department conducted a survey on key employee service projects, including pet-friendly policies, concierge services, general store and our late-night canteen, aiming to collect feedback from employees and make improvements accordingly. By the end of the reporting period, we received a total of 1,178 feedback responses, with over 80% of employees expressing satisfaction with the improvements.

Management’s Highlights Honors & Awards Creating Community Value Enhancing Industry Value Building Social Value Corporate Governance About the Report Appendix Bilibili 2023 Environmental, Social and Governance Report Letter 36 Partnerships for Industry Development Bilibili has always been committed to exploring new paths with promising partners, sharing know-how and actively promoting collaboration and innovation, to jointly facilitate progressive, prosperous, and coordinated industry development. Sustainable Supply Chain We highly value our partnerships with suppliers. As such, we Environmental Risk Management: Business Ethics Management: We continuously enhance our supplier management policy, uphold responsible procurement principles and implement full and introduced new procurement management standards lifecycle management for our suppliers. As of the end of the We actively control the environmental risks of our supply Supplier We require all suppliers52 to sign and honor our during the reporting period. We further optimized supplier reporting period, Bilibili had 11,559 suppliers, distributed across suppliers. chain and In impose 2023, we PUE further 51 requirements solidified the on data reward center and ESG Business business ethics Ethics and Commitment compliance management. to strengthen We management criteria, detailing specifications for supplier the following regions: penalty mechanism to share energy-saving benefits Management immediately terminate and blacklist suppliers if admission, supplier data base maintenance and updates, with suppliers. Additionally, we leveraged AI and other any violations are found. supplier evaluations, supplier communication management technologies to continue exploring ways to lower the and supplier elimination. PUE ratio and ensure energy conservation and carbon reduction for our data centers. Bilibili has adopted an efficient procurement platform for 724 6% 10,835 94% supplier classification and categorization to manage suppliers Hong Kong SAR, Macao SAR, Chinese Mainland We work with suppliers to mutually adhere to the in different categories, including registered suppliers, qualified Taiwan Region and Overseas International Labour Organization’ s Declaration on suppliers, preferred suppliers, strategic suppliers and eliminated Fundamental Principles and Rights at Work as a way to suppliers. We strictly supervise and review all aspects of the Number of Suppliers by Location ensure a safe and fair work environment and protect supplier’ s lifecycle, and by end of the reporting period, our Labor RIsk Management: labor rights and interests. annual supplier review covered over 80% of the contract value of all technical procurement deals.

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 37

Win-win Cooperations

Bilibili fosters mutually beneficial partnerships with suppliers through resource sharing and support, driving cooperation for win-win solutions and sustainable development. We continue to support OGV[53] content providers and identify and empower exceptional OGV creators, contributing to the advancement of the industry.

Documentaries

Bilibili initiated *the Searchlight Project* and *the Celestial Star Project* to consistently support high-quality documentary production and explore new creative outlets and innovative themes.

Searchlight Project

Regarding documentary content, we launched a proposal solicitation program to search for high-quality topics and provide support accordingly. In January 2024, Bilibili's *Searchlight Program Season 2* concluded successfully. Through this initiative, Bilibili collaborated with China National Geographic to produce the *Wonders of Life* documentary series, addressing a gap in the domestic market for natural science documentaries.

Celestial Star Project

We partner with a diverse range of professional institutions both domestically and internationally to produce top-notch documentary content known for its professionalism and depth. In 2023, Bilibili produced China's first psychological therapy documentary focusing on human emotions, titled *It's Okay to Feel Bad*, in collaboration with the Shanghai Mental Health Center. The documentary serves as a reflective guide for those in need of emotional or psychological assistance.

In addition, we have collaborated with BBC Distribution, CGTN Hong Kong PCCW and Malaysia's largest Chinese-language TV station, Astro, to market outstanding documentaries, including *Dig Deeper*, *The Truth* and *The Land of Spirits* to countries and regions like UK, France, Hong Kong SAR, Malaysia, Singapore, Serbia, and Italy, where they have been warmly received by local audiences.

Chinese Anime

In 2021, Bilibili launched the *Light Catcher Program*. It consists of three sub-programs that provide technical guidance, resources, funding, distribution assistance and other types of support for animation creators at different stages in their creative journey, promoting the all-round development of Chinese anime.

In September 2023, we held *the 6th MADE BY BILIBILI Chinese Anime Press Conference*. We have always prioritized original content, providing support and development opportunities for original anime producers and studios. As of December 31, 2023, Bilibili has released over 270 Chinese anime titles, with over 70 original titles.

Bilibili Light Catcher Program

原石计划 | 小宇宙计划 Cosmoses | CAPSULES 胶囊计划

Season 2 of *The Capsules Program*

The Capsules Program is a support program under the Bilibili Light Catcher Program designed specifically for professional Chinese animators. This project invites professional teams with mature animation production experience from various industries to independently create short films, without limitations on format or style. In December 2023, *the second season of the Capsules Program's* original animated short film series was released, winning high acclaim. It has received over 18 million views so far and a rating of 8.1/10 on Douban.[5]

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 38

Open-source Community

Bilibili has always been an advocate for the open source concept, dedicated to collaborating with users and developers alike in building a thriving technological ecosystem. We partner with industry collaborators to undertake open-source projects, sharing our technological research and development experiences and achievements through various channels. We believe that these ongoing efforts with our partners will propel the advancement of industry technology.

Cooperative R&D projects

- Released the *Kratos* microservice framework open-source project to encourage developers to engage in project development, maintenance and enrichment.
- Integrated service governance capabilities with Tencent's Polaris and Alibaba Cloud's OpenSergo.
- Integrated log collection capabilities with Tencent Log (CLS) and Alibaba Cloud Log (SLS).

Sharing R&D Experiences

As we bolster our R&D capabilities, we keep a keen eye on industry advancements. By actively participating in live sharing sessions and industry conferences, we both learn about and share new technologies. Through public channels like the Bilibili Technology WeChat account and the *Bilibili Technology account on the Bilibili platform*, we promote the spread of technology. Additionally, we take part in various industry summits and conferences, where we share technical solutions and best practices, and showcase our latest achievements and future directions.


RTE 开发者社区
进击的像素</>
“超高清”离我们
到底还有多远?
2023.09.26
20:00-21:00
ONLINE

Attack on Pixels: How Far Are We From "Ultra HD"


335期
deeplus直播 × bilibili
B站大数据体系建设的
技术选型与落地实践
线上直播
离线平台·流式数据集成·OLAP·数据治理
10.13(周五)
14:30-17:00

Technology Selection and Implementation in Bilibili's Big Data System Construction


Mao Jian
Head of Bilibili Technology Committee

Guest Speaker, Global Software Engineering Innovation Summit

NO.3 Building ildi Social Value

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 40

Eco-friendly & Green Principles

We proactively adapt to the opportunities and challenges presented by climate change. We strive to achieve green office operations to minimize our negative impact on the environment. Meanwhile, we are committed to using high-quality content to promote a green mindset, collaborating with our users and communities to jointly create a lower-carbon and sustainable future.



Dealing with Climate Change

Nowadays, climate change has become an overwhelming challenge for our planet and a critical issue for the world. In response to the Chinese government's carbon peaking and carbon neutrality goals, Bilibili proactively follows disclosure recommendations from the Task Force on Climate-related Financial Disclosures (TCFD) to identify and evaluate the risks and opportunities that come with climate change.[54] We are on the lookout for fresh ways to take on climate change, rallying the entire industry to team up with us in tackling this urgent challenge head-on.

Governance

We are committed to addressing climate change and have established a climate change governance structure consisting of the Board of Directors, the ESG Committee and the ESG Working Group to supervise, coordinate and conduct daily work in response to climate change. In an effort to continuously improve the effectiveness of our governance structure, we have incorporated climate change-related outcomes into our ESG Working Group members' personal KPIs, which are directly linked to their annual performance reviews and compensation.

Strategy

As we analyze climate-related risks and opportunities, we continue to review and update our business development strategies accordingly. We have established short-term, medium-term and long-term management strategies and action plans to better address potential risks arising from climate change.

Short-term

To conduct risk evaluation and financial forecasts, and plan short-term management strategies, including concrete steps to tackle climate change

Mid-term

To design a mid-term plan to ensure our climate management strategy aligns with policy trends, market development and user demand

Long-term

To set up a long-term climate management strategy and clarify the significance and direction of our actions in response to climate change

Risk Management

We have established a full risk-management process covering identification, assessment and management of climate change risks and opportunities. During the reporting period, physical and transition risks as well as opportunities related to energy, products and services have been identified. Specifically, physical risks include contingency and chronic risks, while transition risks cover policy, law, technology, market and reputation risks.[54]

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 41

Indicators and Goals

Given that we are a non-manufacturing company, we do not directly consume fossil fuels such as gasoline, diesel and natural gas, and therefore do not produce direct (Scope 1) emissions. Our office operations and merchandise business generated indirect (Scope 2 and Scope 3) emissions only. Within the reporting period, our main energy and resource consumption and carbon emission-related metrics were as follows:

Energy Consumption[55]	Procured electricity (kWh) **12,520,580**	Comprehensive energy consumption (tce) **1,539**	Comprehensive energy consumption density (tce/m^2) **0.01**
Greenhouse Gas Emissions[56]	Total greenhouse gas emissions (tCO_2e) **7,140**	Greenhouse gas emission density (tCO_2e/m^2) **0.05**	
Water Resource Consumption[57]	Water consumption (tonne) **92,265**	Water consumption density (tonne/m^2) **0.69**	
Packaging Consumption[58]	Total packaging material consumption (tonne) **3,275**	Packaging material consumption density (tonne/RMB10,000 GMV) **0.02**	

By exploring the emission reduction potential within our own operations and throughout the supply chain, we have been consistently examining and analyzing our carbon footprint, thereby contributing to the national and global goals in combating climate change. In 2023, with reference to the *Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised)*, Bilibili initiated a carbon examination plan for our own business and related upstream and downstream supply chain operations to further identify greenhouse gas emissions, laying a solid foundation for continued exploration of future emission reduction plans.

During the reporting period, we conducted an audit on our data centers' Scope 3 emissions, which were equivalent to 50,371 tons of carbon dioxide. Our main data center suppliers widely use clean energy and reduce carbon emissions through advanced energy efficiency management techniques. We have full access to the data regarding the actual energy consumption and the proportion of renewable energy used in all leased data centers. In 2023, the average actual PUE of all our leased data centers was ≤1.3.

2023
Scope 1&2 emissions audit and Scope 3 emissions audit for data centers

2024
Additional disclosure of Scope 3 emissions for employee commute and business travel

2025-2026
Roll out other Scope 3 emissions audit categories to complete a full emissions audit

2026 and onwards
When our own office venues are put into use, we will further define the boundary of Scope 1, 2 & 3 emissions audits to ensure completeness, accuracy and reliability

Based on audit results, design actionable carbon reduction goals and actions plans in line with Company reality

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 42

Green Operations

Bilibili commits to fostering a better environment by strictly enforcing relevant environmental protection laws and regulations in locations where we operate and by adopting standardized management measures for environmental protection. As of the end of 2023, the office buildings of our Shanghai headquarters and Guangzhou branch had obtained the ISO 14001 environmental management system certification and the LEED platinum green building certification.

We are actively implementing energy-saving and carbon-reducing actions in our office operations, logistics and business operations.

Green Office

- We deployed an integrated property management system that combines property management, administrative services, equipment maintenance to enhance efficiency and reduce operational carbon footprint.
- We increased shuttle bus runs between office areas in our Shanghai offices to reduce private car use and reduce emissions from commuting.
- We used energy-efficient equipment such as energy-saving air conditioning and heating equipment.
- We established an energy consumption monitoring system to track and manage energy usage at each operational location on a monthly basis.

Green Packaging

- We developed a paper box size optimization tool for the Bilibili Merchandize business and adopted lightweight, eco-friendly and renewable packaging to help reduce emissions from product shipping.
- By promoting resource conservation and recycling, we further reduced our carbon footprint associated with waste management processes.

Green Computing

- Through energy-saving technology upgrades and streamlined operational management, we aim to reduce the PUE and energy consumption per unit of computing power in data centers. This includes initiatives such as deploying photovoltaic facilities and optimizing the operation of diesel generator water jacket heating systems and terminal air conditioning.
- We played an active role in preparing industry standards for green data centers, providing guidance and support for next-generation green technologies.
- We finished the Scope 3 emissions audit for data centers to provide fundamental and objective data support for the design of a systematic emission reduction plan.

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 43

Promoting Green Awareness

By leveraging our platform's clout and unique video content, we promote the ideas of respecting and caring for nature in a way that connects with the young generation. In 2023, video views related to "environmental protection," "low carbon," "recycling," etc., reached 12.6 billion, increasing by 34% from 2022.

12.6 bn video views related to green environmental protections

Tree Planting in the Desert with Content Creators

Bilibili invited well-known content creators such as *CCTV Agriculture* to produce a series of educational videos for the public, sending the crew to Alashan, Xinjiang, to plant saxaul trees on the edge of the desert. These videos were broadcasted in CCTV 17's TV program China Agricultural Report, which helped enhance public awareness of environmental protection.

Calling for Desertification Prevention

Bilibili collaborated with the virtual male idol group *LASER* to create a charitable theme song for the environment called *The Last Forest*, calling for joint action in preventing desertification.

Charity Auction for Environmental Conservation

Bilibili organized a charity auction with one of our Bilibili Power Up Top 100 content creators, *Zimin*, and donated all proceeds to the "Join Me in Low-Carbon Living" public welfare project launched by the China Environmental Protection Foundation on the Bilibili charity platform.


探访
沙尘"上游"

CCTV Anchor Experiences Scientific Tree Planting to Prevent Desertification


《最后的森林》
LASER
海岸线 吞没多少过去
直到雨水 化作了叹息
是天空不再为谁 落下泪滴

The Last Forest, a Environmental Charity Song


籽岷团队
公益捐赠证书
捐赠给了哔哩哔哩公益

Zimin Team's Charity Auction at Shanghai Jing'an World Coffee Culture Festival

Management’s Highlights Honors & Awards Creating Community Value Enhancing Industry Value Building Social Value Corporate Governance About the Report Appendix Bilibili 2023 Environmental, Social and Governance Report Letter 44 Community development & social responsibility We believe that little sparks can light a bonfire and little stars can light up the whole sky. We place great importance in social responsibility and actively engage in charity. Meanwhile, we leverage our content influence to help make underprivileged communities’ voices heard, and strive to spread warmth, hope and joy to more people through our positive content. With our philanthropic vision of empowering Gen Zs to become idealistic, capable and responsible young people that make charity a part of their life, we have focused on three key areas of philanthropy – our charity platform, rural education and poverty and disaster relief. Our philanthropic vision To empower Gen Zs to become visionary, capable and responsible young people that make charity a part of their life. Charity Platform Rural Education Poverty and Disaster Relief

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 45

Building our Charity Platform

As a designated online fundraising information platform accredited by the Ministry of Civil Affairs of China (third batch), *Bilibili Charity Platform* serves as a communication bridge between young users and charitable organizations. The platform focuses on areas such as education support, poverty and disaster relief, cultural and natural heritage, special care needs, continuously expanding into new areas of philanthropy. In 2023, the platform introduced projects related to protecting girls and combating domestic violence, as well as planning and producing diverse charity content to provide support to charitable organizations while instilling philanthropic values in the hearts of every user.


Bilibili Charity Platform
Bilibili Charity Platform
Login
Institution Entrance
Accumulated Platform Data[10]
Charitable projects launched
76
Total charity funds raised
RMB17,454,084.94
Total users participated in donations
808,369
支持罕见病群体
点亮不凡生命色彩
"谢谢你
请我吃饭"
68,185 people donated
23,897 people donated
2,449 people donated
Free Lunch for Rural Children Project
China Social Welfare Foundation
Fund raising target RMB1,359,753.83/RMB1,500,000.00[10]
Power Up For Girls (Third) Project
China Social Welfare Foundation
Fund raising target RMB809,604.80/RMB809,600.00[10]
Empowering Rural Women Project
China Social Welfare Foundation
Fund raising target RMB113,923.50/RMB120,000.00[10]

For every fundraising project launched on our Charity Platform, we strictly adhere to the Three Reviews and Three Verifications system, conducting regular audits on the operations of charity projects to ensure transparency and traceability of fund utilization. Additionally, we regularly review and supervise the qualifications of charitable organizations to ensure their compliance and safety standards are met, thereby enhancing their credibility.

Real-time financial disclosure of the charity project *A Future Without Violence*


守护无暴力的未来
执行机构 爱德基金会
收款机构 爱德基金会
善款支出
进度
16.63%
累计筹款 129,254.62 元
支出金额 21,500.00 元
剩余金额 107,754.62 元
执行进展
财务进展
2024-01-12 10:24:06
2023年7月-12月财务进展
支出金额 21,500.00元
支出时间 2023-07-03 至 2023-12-31
帮扶地区 全国
帮扶数量 法律服务16人
物资发放 0
查看详情 >

37
well-known charitable organizations joined our platform[10]

76
charitable projects launched[10]

800k+
users participated in donations[10]

RMB17 mn+
total charity funds raised[10]

Management’s Highlights Honors & Awards Creating Community Value Enhancing Industry Value Building Social Value Corporate Governance About the Report Appendix Bilibili 2023 Environmental, Social and Governance Report Letter 46 Empowering Rural Education We believe talent is the cornerstone of rural development, an area where we strive to make a positive impact. Focusing on rural education development, we have created a unique“resource + talent + culture” development model, aiming to narrow the gap between urban and rural education levels. Support to Build Rural Primary Schools Since the establishment of Bilibili Beautiful Primary School in 2019, our support for rural education has entered its sixth year. As of the end of the reporting period, we had supported the construction of six rural schools, providing various forms of support including but not limited to equipment, staff, resources, and prizes. Currently, a total of 7,041 rural student are enrolled in the schools we support.11 Improving the Quality of Rural Education Rural teachers are the bedrock of rural revitalization and talent development. During the reporting period, we launched innovative projects for rural teachers and provided external charity resources to support the development of local teachers. Together with the professional support provided by Shanghai Normal University, we organized teacher training sessions in Huaping County of Yunnan Province to build a sound educational talent support system. Bilibili Soccer Primary School In 2023, by collaborating with Beijing Lead Future Foundation, Bilibili supported the construction of Bilibili Soccer Primary School in Binchuan County, Dali Prefecture, Yunnan Province. Four professional teachers with backgrounds in both soccer and education were recruited to support the holistic development of the children. Bilibili Soccer School has fostered a passionate atmosphere for soccer. With just over 200 students, the school successfully developed a provincial-level champion female soccer team. The students have achieved comprehensive and diverse development at school. First Offline Sharing Session for Volunteer Teachers In May 2023, we organized the first offline sharing panel for our rural volunteer teachers. The event helped participants review and share experiences from creative rural teaching projects, such as the Happy Museum, English Drama Club, DIY Specimen Preparation, Bag of Magic, etc. Through the sharing session, teachers gained insights and felt students’ warmth and gratitude. Bilibili Happy Primary School Huaping, Li Jiang, Yunnan Province Bilibili Aihua Dream Primary School Bilibili Dream Primary School Huaping, Lijiang, Yunnan Province Wuchuan, Zunyi, Guizhou Province Guizhou Yunnan Bilibili Beautiful Primary School Bilibili Yili Primary School Weishan, Dali, Yunnan Province Huize, Qujing, Yunnan Province Bilibili Soccer Primary School Bingchuan, Dali, Yunnan Province Locations of the rural schools supported by Bilibili A Surreal Country Primary School Teacher Ding and I, Surrounded by Kids on Youth Day

Management’s Highlights Honors & Awards Creating Community Value Enhancing Industry Value Building Social Value Corporate Governance About the Report Appendix Bilibili 2023 Environmental, Social and Governance Report Letter 47 Broadening Horizons for Rural Children We firmly believe that every child should have access to equal opportunities for care and education. To that end, Bilibili established the Bilibili Happy Scholarship to support rural schools’ interest clubs, help rural teachers organize creative extracurricular projects and purchase teaching equipment. We strive to enable rural students to develop personal hobbies, broaden their horizons, and grow up with joy. As of the end of 2023, the Bilibili Happy Scholarship has granted over RMB1.19 million. Meanwhile, we also encourage content creators in our community to actively engage in charitable projects which help connect rural children with the broader world and open up personal development possibilities for them with interesting, educational videos. The amount of Bilibili Happy Scholarship funds granted to support rural students in exploring their interests RMB1.19 mn+ Street Dance Youth: Journey of Dreams With support from the Bilibili Happy Scholarship, Student Chen from Bilibili Beautiful Primary School joined the Hi, Let’ s Dance to the Future youth hip-hop dance contest organized by Yunnan Children’ s TV. Cheered on by his family and teachers, Chen successfully advanced from the Baoshan City tournament to win “Best in Subdivision” and a championship in the Kunming City tournament. In April 2023, students from the Bilibili Beautiful Primary School’s photography club joined content creator MediaStorm on a field trip to Weishan Ancient Town to practice photography. Each holding a camera, the students were able to observe the people and objects around them in detail. They took vivid shots of their experience on the trip, including a mother doing gym exercises while looking after her baby, a grandfather practicing the ancient art of Jiama woodblock printing, the art of making Weishan grilled rice cake and much more. Discovering Beauty Through Lens

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 48

Supporting Underprivileged Communities

With deep insight into the challenges and needs of underprivileged communities, Bilibili provides a channel to make their voices heard, promoting greater understanding and respect for these groups. Meanwhile, we strive to share our warmth and friendship, encouraging people from underprivileged groups to live confidently and bravely.

Girls Protection Projects

Bilibili has launched a series of charitable projects focused on protecting young girls, calling on the public to recognize the importance of safeguarding their interests and helping them grow up safely, healthily and happily.

Joint Initiative for Girls' Protection

The Bilibili Charity Platform has partnered with the China Social Welfare Foundation and other relevant foundations that focus on protecting girls to launch multiple dedicated projects: "*Power Up for Girls*," the "*Spring Willow Initiative for left-behind girls*," and "*Protecting Children from Sexual Assault*." It has also collaborated with multiple content creators to produce charity-themed content to inspire user attention and action. During the International Women's Day period in 2023,[59] these projects raised over RMB160,000 in donations, which is used to fund the distribution of feminine hygiene products to safeguard girls' health.



8 Minutes, Cheering for Little Girls [A Special Bilibili Campaign for Women's Day]

Helping Disadvantaged Children

Disadvantaged children are often in need of basic material support, educational opportunities, and mental health care, which makes it imperative for society to extend a helping hand. Leveraging our powerful community influence, we have actively encouraged users to prioritize the plight of children in need.

"Candy for Children's Day" Thematic Activities

On June 1, 2023, Bilibili launched the "Candy for Children's Day" event, inviting 14 content creators including *Tan Qiao, Genji Shi Zhen Xiang Jiao Hui Ni, and Ke Ma Ke Ma* to generate video content to speak out for disadvantaged children, and call on users to donate for children in need. More than RMB260,000 was raised for distressed children within two weeks.[60]



Give us Two Minutes for This Announcement!

Supporting the Disabled Community

We encourage content creators from the disabled community to share their stories, and we document their real lives through our documentaries. This content allows the public to see and hear from them, inspiring greater public understanding and support. Their positive and resilient spirit continues to inspire more people to overcome challenges in life.

Shining a Light for the Visually Impaired

Content creator *Dong Li Na De Sheng Yin Shi Jie* is China's first visually impaired graduate with a master's degree in broadcasting. She has been actively sharing her story and personal growth as a visually impaired woman, helping her fans understand how to better assist the visually impaired in everyday life. She currently has 250,000 followers on Bilibili. Through her personal experiences, she continuously inspires more people to overcome challenges and pursue their dreams.



I Was Thrilled to Be a Commencement Speaker!

Seeing the Voice of the Hearing Impaired

On World Deaf Day in September 2023, Bilibili Charity Platform worked with the team behind the documentary *What are you up to today?* to produce a special episode named *See the Voice*. This episode offered viewers a glimpse into the daily realities of deaf people and sign language interpreters and the plight they face, while calling on the public to understand, respect and support the hearing-impaired community.



What are you up to today? Episode 1: See the Voice

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 49

Advocating Positivity

Bilibili is committed to demonstrating the power of positive content. We strive to keep users up-to-date on social issues, and enable diverse content creators to produce heartwarming and thought-provoking content in their unique ways.

Promoting Traditional Culture

Our content creators dive deeply into China's rich traditional culture to encourage more young people to explore and appreciate our heritage. As of the end of the reporting period, we had over 7.45 million videos about Chinese traditional culture, delighting the 220 million Chinese traditional culture enthusiasts on Bilibili.

Content Creator *Hun Yuan Rysn* Breathes Fresh Life into the Suona, a Traditional Chinese Instrument

Content creator Hun Yuan Rysn demonstrates the suona's versatility by interpreting melodies with grandeur or delicate emotion. Collaborating with other music content creators, he seamlessly blends classical, electronic, and Qin opera styles, expanding the suona's musical range and showcasing the infinite possibilities of traditional Chinese music.



Playing 'Beat It' Like This?! Does Jackson Know?

Restoring Cultural Relics

Preserving cultural relics is an important means of passing on Chinese history and heritage. Bilibili focuses on cultural relic restoration. In 2021, we partnered with the China Foundation for Rural Development to donate funds to support restoration work on the Longmen Grottoes. Additionally, we actively utilize the influence of our content platform to fully track and document the process of cultural relic restoration through the lens.

Longmen Grottoes Preservation and Restoration Project

The Longmen Grottoes Preservation and Restoration Project, supported by Bilibili, completed its restoration work in April 2023. Meanwhile, we started to work with the Longmen Grottoes Research Institute to produce the documentary *Guarding Longmen*, which tells the moving story behind the preservation efforts at Longmen Grottoes, calling on the public to protect cultural relics and safeguard China's brilliant traditional art works.



Longmen Grottoes Research Institute



Shocking! Bilibili Craftswoman Recreates Full Set of Miao Ethnic Headwear with 68 Aluminum Cans in 60 Days

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 50

Showcasing Female Power

At Bilibili, numerous outstanding female content creators have showcased their extraordinary talent in various fields, advocating for female power in their own unique way.

The Century of Changes in Chinese Women

The video series *The Century of Changes in Chinese Women* produced by our female content creator Duo Duo Hua Lin took us on a journey of transformation in Chinese women's fashion over the last century, racking up over 47 million video views.[10] Her video series not only showcases the beauty of women in different historical eras, but also emphasizes the importance of freedom for women, calling on the public to respect women for their wisdom and talent.


从头
看她
1920-2020
中国女性的发型变迁

"Her" from 1920 to 2020, 100 Years of Chinese Women's Hairstyles

Supporting Rural Revitalization

Through Bilibili, many content creators have made their dreams come true by effecting change in their hometowns and in rural life. Through their videos, content creators take our users on a journey to witness the modern transformation of rural life. They also play a key role in promoting and selling local specialty agricultural products, contributing to the revitalization of rural economies.

Content Creator *Xiao Chen Zong Ah* Promotes Organic Agricultural Products

Content creator Xiao Chen Zong Ah vigorously supports farmers through videos and live streams, promoting the sale of organic agricultural products. At the end of 2023, he embarked on a nearly 2000-kilometer journey to the remote mountainous town of Guanyin Temple, nestled deep in the Qinling Mountains. There, he collaborated with local village-run enterprises to bring high-quality forest-raised eggs out of the mountains.


助力乡村振兴计划

2000-Kilometer Journey to Guanyin Temple Town

Documenting Stories of Society

We believe in the power of authenticity and insist on showcasing our society's most authentic and touching stories through documentaries, aiming to provoke in-depth reflections on the most relevant social issues.

Stories from a Children's Hospital

Bilibili's documentary *Glorious Pediatricians* gives viewers a glimpse into the lives of pediatricians in different specialties, as well as an overview of important childcare topics such as newborn babies, learning impediments, single parents and mental wellness. Through stories from a children's hospital, the documentary explores issues that exist throughout society, guiding the audience to contemplate the myriad facets of life.


闪闪的儿科医生
THE GLORIOUS PEDIATRICIANS

Glorious Pediatricians

NO.4 Corporate Governance

Management’s Highlights Honors & Awards Creating Community Value Enhancing Industry Value Building Social Value Corporate Governance About the Report Appendix Bilibili 2023 Environmental, Social and Governance Report Letter 52 We have established a comprehensive and efficient governance structure, and continuously improve our risk management and internal control framework to actively fulfill our corporate responsibilities and create sustainable value. Responsible governance The Board of Directors, as the highest decision-making body of Bilibili, possesses a high degree of independence and professionalism, providing accurate and authoritative guidance at various stages of Bilibili’ s development. The Board oversees the Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee,61 further strengthening the scope and transparency of governance. 62 Bilibili continues to improve its comprehensive, collaborative and agile risk management framework, emphasizing company-wide participation, ensuring flexible response to internal and external risks, and protecting the rights and interests of all stakeholders. Governance Structure Risk Management Board of Directors Supervision and decision-making management Nomination and Corporate Governance Committee Review and support “Three Defense Lines” Identification and reporting Business departments Middle & functional Internal audit departments Board of Directors Audit Committee Compensation Nomination and Corporate Committee Governance Committee In our board nominations and appointments, we take diverse factors into consideration, including gender, age, professional background, industry experience, and occupational skills, aiming to enhance the quality of company decision-making and innovation. We work closely with independent third-party audit firms and conduct external audits every year to ensure all business lines are properly audited. Meanwhile, based on factors such as business size, strategic development priorities, and level of system dependence, we also identify all internal risks and produce the Special Risk List, which is submitted to leaders of the relevant business teams. Special audits are followed by regular tracking of improvement measures for closed-loop risk resolution.

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 53

Business Ethics

Bilibili strictly abides by the laws and regulations of the countries and regions in which it operates, such as the *Anti-unfair Competition Law of the People's Republic of China*, as well as international initiatives, such as the *United Nations Convention against Corruption (UNCAC)*. We have also stepped up management of external suppliers to ensure high ethical standards for all business activities.

In 2023, we continued to identify and inspect company-wide business ethics risks, with particular focus on new business activities, to ensure 100% coverage of all business lines.

Refining the Internal System

Bilibili has established a business ethics system centered around the *Bilibili Code of Business Conduct and Ethics*, clearly defining management measures regarding anti-corruption, intellectual property protection, anti-discrimination and harassment, and fair trading. We also regulate employee conduct through a series of internal policies such as the *Anti-Corruption Compliance Policy, Anti-Fraud and Supervision System* and *Policy Statement on Material Non-Public Information and Prevention of Insider Trading*, among others. In 2023, we issued the policy document *Management Measures for Business Entertainment Expenses*, which comprehensively defines the protocol for entertainment spending and gifting. Additionally, our Self-Discipline Committee, in collaboration with our Merchandise team, revised and issued the *Bilibili Merchandise Integrity Code of Conduct (2.0 version)* to further refine the requirements for integrity in our IP derivative and others business. To provide easy access to the integrity policy and code of conduct for employees, we launched an "Integrity System" mini-program on our WeChat Work APP to enhance employee awareness and understanding of our anti-corruption compliance policies.



Strengthening Internal Awareness

In 2023, we organized a series of business ethics training sessions for all employees (including part-time staff, contractors, interns, etc.), as well as targeted training for board members. For business scenarios involving external engagements and procurement, we hosted targeted policy sessions to introduce real-life case studies that help improve employees' ability to identify red lines, and tested training outcomes with exams. To help new employees understand our policies, we incorporated business ethics into their mandatory orientation courses.

Standardizing External Management

We have imposed clear constraints on supplier conduct to ensure business ethics in accordance with our *Supplier Management Policy*. We require all suppliers to sign our *Business Ethics Commitment* before being granted access, while also using third-party preset tools we developed in the procurement system to effectively minimize the impact of potential violations by external parties.

To further implement the *Bilibili Code of Business Conduct and Ethics* and prevent violations, we have established a variety of reporting mechanisms. We take whistleblower protection seriously and provide safe and easy-to-use channels for employees and stakeholders. We also conduct timely, transparent and fair investigations for any alleged violation and implement corrective and improvement measures upon resolution.

Safe and Easy-to-Access Channels	Multiple-party Handling	Whistleblower Protection
Online platform	Team leader	Information confidentiality
Anonymous email	Bilibili Compliance Officer	Strict access control
Phone call	Self-Discipline Committee	Assistance with evidence collection

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 54

Intellectual Property Protection

Intellectual property rights are the main driver of the Company's innovation efforts. In 2023, in strict accordance with the *Patent Law of the People's Republic of China* and other relevant laws and regulations of locations where we operate, we consistently upgraded our intellectual property management system.

Open Source Licensing

Issued *Guidelines on the Use of Bilibili Open Source License* to provide guidance on potential risks in open source projects and standardize the compliance process for open source work.

Copyright Registration

Optimized the *Bilibili Copyright Registration Process Manual* to finalize the evidence preparation process to prevent evidence loss due to the passage of time or employee turnover.

Resource Management

Issued the *Rating Criteria for Approved Invention Patents* and *Rating Criteria for Approved Design Patents* for comprehensive assessments of the Company's patents; designed the *Bilibili Guidance on the Management of Patent Agent Resources* to define the basis for monitoring and evaluating agent resources.

Expanding Incentives for Tech Innovation

We launched the integrated *Bilibili Technology Achievement Management and Reward Policy* based on our previous *Patent Management and Incentive Policy*, expanding the reward scope from patent applications to include project open-source, paper publications, and competition awards. Current policy clearly defines the eligibility criteria for technical achievement rewards, the amount of rewards, and the reward application and issuance process, to incentivize employees to engage in technological innovation and IP protection.

Strengthening Copyright Management for Original Content

- **Trademark Management and Asset Conversion:**

Establishing an internal database for idle trademarks to centrally manage and mitigate risks of trademark infringement and cancellation, ensuring trademark stability.

- **Patent analysis:**

Establishing a specialized patent database and alert platform to safeguard innovative accomplishments and preempt technical risks.

Enhancing IP Protection Awareness

Bilibili is committed to cultivating an intellectual property culture among its employees. We employ a blended approach, integrating online and offline methods as well as our unique video format, to offer all employees easily understandable and relevant intellectual property training tailored to their daily work.


超极电磁波
知识产权日
特别分享活动

2023 Achievements in Bilibili's IP Rights Protection

- Won the national award of CPCC's "Top 10 Copyright Owners" in China
- Awarded "2023 Outstanding Intellectual Property Rights Protection Project of Shanghai"
- Selected as one of the top 10 influential litigation cases of China's new culture and entertainment industry
- Won the "Open Source Award for OSCAR Open Source Summit Enterprises (Open Source Compliance Pioneer)"
- Selected as Top 10 judicial protection of trademark licensing and confirmation cases of 2023 by the Beijing High People's Court
- Became a member of the International Trademark Association (INTA)
- Won the "2023 Shanghai Enterprise Patent Work Model Enterprise" award
- Shortlisted for "World Trademark Review (WTR) Industry Award 2023"
- Successfully passed recertification of standard implementation of the third-party intellectual property management system in 2023
- Became a founding member of the Patent Pool of the "Data Asset Management and Processing Ecosystem"

As of the end of the reporting period, we owned a total of 1,281 patents, 2,768 copyrights and 8,693 trademarks. During the reporting period, the registration status of the Company's intellectual property rights was as follows:

Project		2022	2023
Patent	Total Registered Patent Applications	985	1,281
	Annual Number of Newly Registered Patents	252	296
Copyright	Total Registered Copyright Applications	1,847	2,768
	Annual Number of Newly Registered Copyrights	905	921
Trademark	Total Registered Trademark Applications	8,154	8,693
	Annual Number of Newly Registered Trademarks	2,726	539

Management’s Highlights Honors & Awards Creating Community Value Enhancing Industry Value Building Social Value Corporate Governance About the Report Appendix Bilibili 2023 Environmental, Social and Governance Report Letter 55 ESG Governance In 2023, Bilibili continued to deepen its commitment to sustainable development by integrating ESG issues closely into its business decision-making and execution processes through an enhanced ESG governance framework. We have responded actively to the concerns of stakeholders to jointly create sustainable value. ESG Governance Structure We have established a three-tiered ESG governance structure. The Board of Directors supervises, supports and decides on ESG matters, and authorizes the ESG Committee to coordinate and manage ESG activities and progress. The ESG Committee, in conjunction with stakeholders and global societal concerns, formulates work objectives and action plans, which are then executed by the ESG Working Group. To deeply integrate sustainability goals into the Company’ s development strategy, we have incorporated ESG-related indicators into salary and bonus assessments for members of the ESG Working Group. Board’ s ESG Statement The Board’ s ESG Responsibilities The Board of Directors holds ultimate responsibility for ESG strategy and performance. As such, the Board has established the ESG Committee, which convenes regularly to actively identify ESG-related risks and opportunities. It leads in formulating the Company’ s sustainable development strategy, goals, and management policies, while also coordinating resources to ensure effective implementation of sustainability objectives. ESG Risk Identification The ESG Committee maintains close communication with internal and external stakeholders to define the Company’ s sustainable development strategy by identifying and evaluating important ESG risks. The committee regularly reviews the Company’ s ESG work and allocates resources according to international sustainable development trends and industry peer practices. ESG Goal Setting & Monitoring The ESG Committee formulates goals and execution plans integrating the Company’ s sustainable development status as well as the concerns of various stakeholders and the international community, and supervises and conducts regular progress reviews. Board of Responsible for evaluating, monitoring and approving Directors significant ESG-related matters Manage ESG issues and advise the Board on sustainable ESG Committee development Set ESG goals and action paths ESG Working Group Communicate, implement and execute ESG issues under the guidance of the ESG Committee ESG Governance Structure

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 56

Communication with Stakeholders

We maintain close communication with various stakeholders through multiple channels, actively respond to and meet their expectations and demands, and clarify the direction of ESG management work.

Stakeholders	Stakeholders' Concerns	Communication and Response	Frequency
Shareholders and Investors	▪ Sustained and stable business growth ▪ Compliance management ▪ Corporate governance and risk control ▪ Energy management and carbon emissions	▪ Shareholders' meetings ▪ Periodic reports and announcements ▪ Investor open day ▪ Investor email and meeting communication ▪ Investor Relations website and Wechat mini-program	▪ Regular shareholders' meetings ▪ 4 quarterly earnings conference calls and annual investor open day ▪ 29 global investor summits ▪ Over 300 onsite shareholder/investor meetings ▪ Over 200 online shareholder/investor meetings ▪ Real-time updates of Investor Relations website and Wechat mini-program
Government and Regulatory Authorities	▪ Compliance management ▪ Data and privacy protection ▪ Information security ▪ Energy management and carbon emissions	▪ Information disclosure ▪ Project cooperation ▪ Supervision and inspection ▪ On-site visit reception ▪ Security incident reporting	▪ Daily communication and reporting ▪ Unscheduled on-site supervision and inspection
Users	▪ User experience ▪ Information security ▪ Data and privacy protection ▪ Product quality ▪ Responsible marketing ▪ Anti-addiction for minors	▪ User feedback channels ▪ Company website and social media engagement ▪ Management policies and user agreements	▪ Real-time feedback and communication ▪ Occasional updates of management policies and measures
Employees	▪ Employee rights protection ▪ Employee health and safety ▪ Employee training and development ▪ Diversity and equality	▪ Internal OA system ▪ Internal briefings ▪ Regular survey feedback ▪ Online and offline training activities	▪ Employee interviews no less than four times a year ▪ Employee activity at least once a month ▪ Communication between employees and senior management no less than four times a year
Suppliers	▪ Mutual benefit and win-win ▪ Fair competition ▪ Supplier empowerment	▪ Bid invitations ▪ Project procurement ▪ Contracts and agreements ▪ On-site visits ▪ Inter-company visits and opinion exchanges (online and offline) ▪ Industry conferences	▪ Multiple business communications, project seminars and real-time troubleshooting for various business lines ▪ Over 1,200 procurement project communications ▪ Over 150 non-project communication and exchange activities
Community	▪ Energy management and carbon emissions ▪ Charity projects ▪ Community investment	▪ Community activities ▪ Company website and social media activities	▪ A dedicated department responsible for our rural education projects ▪ Community activities including volunteer activities and self-organized charity events (no less than once a year) ▪ Real-time updates of *Bilibili's public welfare official account*

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 57

Materiality Assessment

We have identified 19 material ESG topics based on communication with internal and external stakeholders and public information, which also address the capital market's ESG concerns and domestic and overseas industry best practices. This report highlights our performance on these topics in 2023. Going forward, we will continue to consult with various stakeholders for their feedback and expectations regarding Bilibili's ESG performance.

Economic

1. Content quality and safety
2. Privacy protection and information security
3. Compliance management
4. Corporate governance and risk control
5. Community atmosphere
6. Intellectual property protection
7. Supplier management
8. Responsible marketing
9. Product innovation

Social

10. Employee health and safety
11. Employee rights protection
12. Employee diversity and equality
13. Staff training and development
14. Community charity
15. Anti-addiction for minors
16. Minor protection

Environmental

17. Climate change risks
18. Energy management and carbon emissions
19. Biodiversity conservation

List of Material Topics


High
Medium
High
Significance to stakeholders
Significance to sustainability of the Company
Economic
Social
Environmental

Matrix of Materiality

Management’s Highlights Honors & Awards Creating Community Value Enhancing Industry Value Building Social Value Corporate Governance About the Report Appendix Bilibili 2023 Environmental, Social and Governance Report Letter 58 About the Report Description This report is the fourth Environmental, Social and Governance “ ( ESG” ) report published by Bilibili Inc. “ ( Bilibili,” “we” or the“Company” ) Nasdaq: BILI; HKEX: 9626 to exemplify our values, initiatives and performance in ESG. To enhance the readability of this report and focus on the highlights and new developments during the reporting period, we have omitted descriptions of company systems, management protocols and structures which have undergone no major changes from previous reports. If interested, please refer to guidance in the footnote section for information. Scope of the Report This report covers the activities of Bilibili Inc. and its subsidiaries “ ( Bilibili,” “ we” or the“Company” ) from January 1, 2023 to December 31, 2023 (the“reporting period” ), unless otherwise stated. References This report complies with C2 of the Rules Governing the Listing of Securities: Environmental, Social and Governance Reporting Guide released by The Stock Exchange of Hong Kong Limited “ ( HKEX” ). It was compiled with reference to the United Nations Sustainable Development Goals “ ( SDGs” ) and issues of concern identified by the global leading rating agency MSCI ESG ratings. Sources of Information The information and case studies in the report were obtained from the Company’ s statistical reports and related documents. We undertake that the report contains no false or misleading statements, and are responsible for the authenticity, accuracy and completeness of its contents. Confirmation and Approval This report was approved by the Board of Directors on March 27, 2024 after confirmation by the management. Report Access This report is provided in both Chinese and English. For the purpose of environmental protection, we recommend perusing the electronic version, which is available under Bilibili Inc.’ s Financial Statements/ Environmental, Social and Governance Information section on the HKEX website and under the ESG section on the Company’ s Investor Relations website. Contact Us We value the opinions of our stakeholders and welcome readers to contact us through the contact information below. Your input will help us improve our reporting and enhance our ESG performance. Email: ir@bilibili.com Tel.: +86 (0) 21 2509-9255

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 59

Appendix

Appendix I: ESG Indicators[63]

Environmental Indicators

Indicators		Unit	2023	2022
Emissions				
Greenhouse gas emissions	Total greenhouse gas emissions	Tons of carbon dioxide equivalent	7,140	7,237
	Greenhouse gas emission intensity	Tons of carbon dioxide equivalent/square meter	0.05	0.05
Resource use				
Water	Water use	Tons	92,265[64]	79,421
	Water use intensity	Tons/square meter	0.64	0.51
Energy	Purchased electricity	Kilowatt hours	12,520,580	12,681,767
	Comprehensive energy consumption	Tons of standard coal	1,539	1,559
	Comprehensive energy consumption intensity	Tons of standard coal/square meter	0.01	0.01
Packaging materials	Total packaging materials use	Tons	3,275	5,300
	Packaging materials use intensity	Tons/GMV of RMB10,000	0.02	0.02

Social Indicators

Indicators		Unit	2023	2022
Employment				
Number of employees – by gender	Male	Person	4,995	6,530
	Female	Person	3,806	4,562
Number of employees – by type	Full-time	Person	8,801	11,092
	Part-time	Person	0	0
Number of employees – by age	Gen Z+	Person	8,142	10,277
	Non-Gen Z+	Person	659	815
Number of employees – by region	Shanghai	Person	5,598	6,530
	Beijing	Person	433	642
	Other Cities in Chinese Mainland[31]	Person	2,644	3,828
	Hong Kong SAR, Macao SAR, Taiwan Region and Overseas	Person	126	92
Number of employees – by function	Product & Technology	Person	3,751	4,614
	Content Audit	Person	2,868	3,874
	Operations	Person	1,653	2,035
	Management, Sales, Finance and Administration	Person	529	569
Employee turnover rate[65]	Overall turnover rate	%	22	31
Employee turnover rate – by gender	Male	%	22	32
	Female	%	22	29
Employee turnover rate – by age	Gen Z+	%	23	32
	Non-Gen Z+	%	21	16

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 60

Indicators		Unit	2023	2022
Employee turnover rate – by region	Chinese Mainland	%	22	31
	Hong Kong SAR, Macao SAR, Taiwan Region and Overseas	%	39	28
Health & Safety				
Number of work-related fatalities in the past three years		Person	0	1
Number of workdays lost due to work-related injuries		Days	98	80
Development & Training				
Percentage of trained employees among genders[43]	Male	%	92	94
	Female	%	93	94
Percentage of trained employees among position levels[43]	Senior Management	%	100	100
	Middle Management	%	72	82
	General Staff	%	93	98
Percentage of trained employees by gender[44]	Male	%	57	59
	Female	%	43	41
Percentage of trained employees by position level[44]	Senior Management	%	1	1
	Middle Management	%	2	11
	General Staff	%	97	88
Average training hours per employee among genders[42]	Male	Hours	34	39
	Female	Hours	31	51
Average training hours per employee among position levels[42]	Senior Management	Hours	43	34
	Middle Management	Hours	37	14
	General Staff	Hours	32	43
Supply Chain Management				
Number of suppliers by region	Chinese Mainland	Number	10,835	12,094
	Hong Kong SAR, Macao SAR, Taiwan Region and Overseas	Number	724	1,046

Indicators		Unit	2023	2022
Product Responsibility				
Percentage of products recalled due to safety and health concerns		Number	0	0
Number of product/service complaints[28]		Thousand	27	43
Intellectual Property Protection				
Patents	Registered patent applications	Item	1,281	985
	Newly registered patents	Item	296	252
Copyrights	Registered copyright applications	Item	2,768	1,847
	Newly registered copyrights	Item	921	905
Trademarks	Registered trademark applications	Item	8,693	8,154
	Newly registered trademarks	Item	539	2,726
Privacy Protection				
Customer privacy violation complaints		Number	0	0
Privacy & data security protection coverage		%	100	100
Information Security/Cybersecurity				
Data security training coverage of cybersecurity related employees		%	100	100
Frequency of information security auditing		Times/Year	4[66]	12
Anti-corruption				
Number of corruption-related cases concluded		Number	0	0
Anti-corruption related training	Staff training coverage	%	100	100
	Board training coverage	%	100	100
Community Investment				
Public welfare primary school project	Cumulative Number of Public Welfare Schools	Number	6	5
	Cumulative Issuance of Bilibili Happiness Scholarship funds	10,000 RMB	119	70[67]

Highlights Honors & Awards Creating Community Value Building Social Value Corporate Governance About the Report Appendix Bilibili 2023 Environmental, Social and Governance Report 61 Management’s Letter Enhancing Industry Value Appendix II: List of Major Applicable Laws and Regulations During the reporting period, Bilibili has complied with the following major laws and regulations that have significant impact on it: Measures for the Administration of Security Protection of Computer Information Networks with International Interconnections Ordinance of the People’s Republic of China on the Protection of Computer Information System Security Provisions on the Confidentiality Management of International Networking of Computer Information Systems Advertising Law of the People’s Republic of China Price Law of the People’s Republic of China Law of the People’s Republic of China Against Unfair Competition Law of the People’s Republic of China on the Protection of Consumer Rights and Interests E-Commerce Law of the People’s Republic of China Anti-Monopoly Law of the People’s Republic of China Interim Measures for the Administration of Internet Advertising Measures for the Management of Generative Artificial Intelligence Services Air Pollution Prevention and Control Law of the People’s Republic of China Integrated Emission Standard of Air Pollutants Energy Conservation Law of the People’s Republic of China Electric Power Law of the People’s Republic of China Labor Law of the People’s Republic of China Labor Contract Law of the People’s Republic of China Law on the Protection of Women’s Rights and Interests of the People’s Republic of China Provisions on the Prohibition of Using Child Labor Social Insurance Law of the People’s Republic of China Trade Union Law of the People’s Republic of China Law of the People’s Republic of China on Work Safety Law of the People’s Republic of China on Prevention and Control of Occupational Diseases Cybersecurity Law of the People’s Republic of China Administrative Measures on Internet Information Services Product Quality Law of the People’s Republic of China Standardization Law of the People’s Republic of China Regulation of the People’s Republic of China for the Administration on Production License of Industrial Products Patent Law of the People’s Republic of China Copyright Law of the People’s Republic of China Rules for the Implementation of the Patent Law of the People’s Republic of China Environmental Protection Law of the People’s Republic of China Environmental Impact Assessment Law of the People’s Republic of China Regulations on the Administration of Construction Project Environmental Protection Water Law of the People’s Republic of China Law of the People’s Republic of China on Prevention and Control of Water Pollution Law of the People’s Republic of China on the Prevention and Control of Environmental Pollution by Solid Wastes

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 62

Appendix III: HKEX ESG Guide Content Index

Subject Areas, Aspects, General Disclosures and KPIs		2023 Environmental, Social and Governance Report
A. Environmental		
Aspect A1	Emissions	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	Building Social Value-Eco-Friendly and Green Principles
KPI A1.1	Types of emissions and respective emissions data.	Not applicable
KPI A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and where appropriate, intensity (e.g., per unit of production volume, per facility).	Building Social Value-Eco-Friendly and Green Principles; Appendix I
KPI A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	Not applicable
KPI A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	Not applicable
KPI A1.5	Description of emission target(s) and steps taken to achieve them.	Building Social Value-Eco-Friendly and Green Principles
KPI A1.6	Description of hazardous and non-hazardous waste management methods and reduction target(s) and steps taken to achieve them.	Not applicable

Subject Areas, Aspects, General Disclosures and KPIs		2023 Environmental, Social and Governance Report
Aspect A2	Resource Use	
General Disclosure	Policies on the efficient use of resources, including energy, water, and other raw materials.	Building Social Value-Eco-Friendly and Green Principles
KPI A2.1	Direct and/or indirect energy consumption by type (e.g., electricity, gas or oil) in total (kWh in ' 000s) and intensity (e.g., per unit of production volume, per facility).	Building Social Value-Eco-Friendly and Green Principles; Appendix I
KPI A2.2	Total water consumption and intensity (e.g., per unit of production, per facility).	Building Social Value-Eco-Friendly and Green Principles; Appendix I
KPI A2.3	Description of the energy efficiency targets set and the steps taken to meet these targets.	Building Social Value-Eco-Friendly and Green Principles
KPI A2.4	Description of any issues with access to appropriate water sources, as well as water use efficiency targets established and steps taken to meet these targets.	Building Social Value-Eco-Friendly and Green Principles
KPI A2.5	Total amount of packaging material used in finished goods (in tonnes) and, if applicable, per unit of production.	Building Social Value-Eco-Friendly and Green Principles; Appendix I
Aspect A3	Environment and Natural Resources	
General Disclosure	Policies on minimizing the issuer' s significant impacts on the environment and natural resources.	Building Social Value-Eco-Friendly and Green Principles
KPI A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Building Social Value-Eco-Friendly and Green Principles

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 63

Subject Areas, Aspects, General Disclosures and KPIs		2023 Environmental, Social and Governance Report
Aspect A4	Climate Change	
General Disclosure	Identification of and measures to address climate change-related policies that had and may have a significant impact on the issuer.	Building Social Value-Eco-Friendly and Green Principles; Appendix IV
KPI A4.1	Description of significant subsequent issues that have and may have an impact on the issuer, and actions to address them.	Appendix IV
B. Social		
Aspect B1	Employment	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment, and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	Enhancing Industry Value-Talent Protection and Diversified Development
KPI B1.1	Total workforce by gender, employment type (e.g., full- or part-time), age group and geographical region.	Enhancing Industry Value-Talent Protection and Diversified Development; Appendix I
KPI B1.2	Employee turnover rate by gender, age group and region.	Appendix I
Aspect B2	Health & Safety	
General Disclosure	Information on: (a) Policies; and (b) Relevant laws and regulations with significant impact on the issuer regarding the provision of a safe work environment and protecting employees from professional hazards	Enhancing Industry Value-Talent Protection and Diversified Development

Subject Areas, Aspects, General Disclosures and KPIs		2023 Environmental, Social and Governance Report
KPI B2.1	Number and rate of work-related fatalities that occurred in each of the past three years including the reporting year.	Appendix I
KPI B2.2	Number of workdays lost due to work-related injuries.	Appendix I
KPI B2.3	Description of occupational health and safety measures adopted and how they are implemented and monitored.	Enhancing Industry Value-Talent Protection and Diversified Development
Aspect B3	Development & Training	
General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Note: training refers to vocational training and may include internal and external courses paid by the employer.	Enhancing Industry Value-Talent Protection and Diversified Development
KPI B3.1	Share of employees trained by gender and employee category (e.g., senior management, middle management).	Appendix I
KPI B3.2	Average training hours completed per employee by gender and employee category.	Appendix I
Aspect B4	Labor Standards	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.	Enhancing Industry Value-Talent Protection and Diversified Development
KPI B4.1	Description of measures to review employment practices to avoid child and forced labor.	Enhancing Industry Value-Talent Protection and Diversified Development
KPI B4.2	Description of steps taken to eliminate such practices when discovered.	Enhancing Industry Value-Talent Protection and Diversified Development

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 64

Subject Areas, Aspects, General Disclosures and KPIs		2023 Environmental, Social and Governance Report
Aspect B5	Supply Chain Management	
General Disclosure	Policies on managing environmental and social risks of the supply chain.	Enhancing Industry Value-Shared Development with Industry Partners
KPI B5.1	Number of suppliers by geographical region.	Enhancing Industry Value-Shared Development with Industry Partners
KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Enhancing Industry Value-Shared Development with Industry Partners
KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Enhancing Industry Value-Shared Development with Industry Partners
KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Enhancing Industry Value-Shared Development with Industry Partners
Aspect B6	Product Responsibility	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, Labeling and privacy matters relating to products and services provided and methods of redress.	Creating Community Value-Active Community & Healthy Ecosystem
KPI B6.1	Percentage of total products sold or shipped that need to be recalled for safety and health reasons.	Appendix I
KPI B6.2	Number of products and service-related complaints received and how they are dealt with.	Creating Community Value-User Communication and Care
KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	Corporate Governance-Responsible Governance

Subject Areas, Aspects, General Disclosures and KPIs		2023 Environmental, Social and Governance Report
KPI B6.4	Description of the quality assurance process and product recall procedures.	Not applicable
KPI B6.5	Description of consumer data protection and privacy policies and how they are implemented and monitored.	Creating Community Value-Information Security & Privacy Protection
Aspect B7	Anti-corruption	
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	Corporate Governance-Responsible Governance
KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Appendix I
KPI B7.2	Description of preventive measures and whistle-blowing procedures and how they are implemented and monitored.	Corporate Governance-Responsible Governance
KPI B7.3	Description of anti-corruption training provided to directors and staff.	Corporate Governance-Responsible Governance
Aspect B8	Community Investment	
General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	Building Social Value-Community Development and Social Responsibility
KPI B8.1	Focus areas of contribution (e.g., education, environmental concerns, labor needs, health, culture, sport).	Building Social Value-Community Development and Social Responsibility
KPI B8.2	Resources contributed (e.g., money or time) to the focus area.	Building Social Value-Community Development and Social Responsibility

Management's Letter | Highlights | Honors & Awards | Creating Community Value | Enhancing Industry Value | Building Social Value | Corporate Governance | About the Report | Appendix
Bilibili 2023 Environmental, Social and Governance Report 65

Appendix IV: Climate Change Risk and Opportunity Identification

Risk Type		Risk Description	Classification	Response Measures
Physical Risks	Contingencies	Extreme weather events such as typhoons, floods, droughts, extreme heat and cold waves may affect business continuity.	Short-term	▪ Closely monitor weather forecasts to ensure staff's safety and Company's adequate preparation.
	Chronic Risks	Temperature and precipitation changes and rise in sea levels may increase the operational costs of infrastructure.	Long-term	▪ Develop contingency plans to address any potential impact of unexpected weather events at data centers and operation sites.
Transition Risks	Policies and Laws	Stricter emission reporting obligations and compliance requirements may increase operational costs.	Short-term	▪ Build a sound energy and carbon emission data management mechanism for the regularization of data collection and disclosure.
	Technology	Front-end investment in environmental protection and energy-saving equipment, green data centers etc.	Short-term	▪ Actively seize opportunities in new energy, continuously increase the share of renewable energy to optimize data centers' energy use mix. ▪ Support and explore the construction of green data centers.
	Market	User preferences for environmental protection may require the Company to promote its eco-friendly culture.	Mid-term	▪ Encourage content creators to make videos about low-carbon and environmental protection, and increase the exposure of these videos. ▪ Actively promote dissemination of green and environmental protection topics in Bilibili games, videos and documentaries, etc.
		Developing a green supply chain may result in a decrease in the number of suppliers available or an increase in procurement costs.	Acute	▪ Analyze the evolving trends in raw material prices, closely communicate with suppliers, and integrate related resources to effectively manage the risk of rising procurement costs. ▪ Strengthen PUE control at suppliers' data centers and encourage them to use clean energy and develop energy-saving technologies by setting up incentives and penalty mechanisms.
	Reputation	User preferences for eco-friendly products may require the Company to develop new products and low-carbon models.	Mid-term	▪ Conduct consumer preference surveys to understand demand for products' environmental attributes in a timely manner. ▪ Strengthen the green requirements for existing product suppliers to avoid the use of materials with high energy consumption and high pollution. ▪ Increase the number of environmental protection-related projects on Bilibili Charity Platform.
		Stakeholders are increasingly concerned with global warming and its potential impacts, and thus may have higher expectations for the Company to proactively respond to these issues.	Long-term	▪ Pay close attention to sustainability and climate change-related disclosure requirements; optimize external corporate social responsibility communication channels to ensure compliance. ▪ Continued attention to and participation in highly recognized or applicable environmental protection-related activities worldwide to enhance competitiveness.

Opportunity Type	Climate-Related Opportunities	Classification	Bilibili's Countermeasure
Energy Sources	Emerging technologies	Acute	▪ To cope with uncertainties such as unstable traditional energy market, Bilibili will increase the use of renewable energy (e.g., building green data centers) to ensure business continuity.
Product and Services	Strengthening market competitiveness by building a green and low-carbon image for the Company.	Long-term	▪ As global warming intensifies younger generations are increasingly inclined to use eco-friendly products and services, and have higher expectations for the Company's low-carbon corporate culture and image. Bilibili will strive to enhance user trust and market competitiveness by further promoting environmental protection initiatives.

Highlights Honors & Awards Creating Community Value Building Social Value Corporate Governance About the Report Appendix Bilibili 2023 Environmental, Social and Governance Report 66 Management’s Letter Enhancing Industry Value Appendix V: Footnotes 1. mn refers to million; bn refers to billion; k refers to thousand 2. DAU: Daily active users; MAU: Monthly active users 3. In the fourth quarter of 2023 4. This report covers information and data from January 1, 2023 to December 31, 2023, unless otherwise stated 5. As of December 31, 2023 6. PUGV: Professional User Generated Video, refers to videos created by users with creativity and professional production and editing skills 7. Calculated as total revenue in 2022 covered by ISO information security certification 8. CCRC: China Cybersecurity Review Technology and Certification Center 9. As of November 2023 10. As of 6 pm on March 19, 2024 11. At the end of Fall 2023 12. Total user time spent = the number of average daily active users multiplied by average daily time spent per user 13. Positive user feedback: This includes“ one-click three combo,” positive bullet chats and comments 14. The number of subscribers/fans/followers of each content creator is as of 12 pm on March 21, 2024 15. TTS: Text to Speech 16. Bilibili’s comprehensive community management mechanism includes three parts: Regular Release & Review, Process Control, and Community Consensus & Entry Control. For more details, please refer to page 25 of the Bilibili 2021 Environmental, Social and Governance Report and page 12 of the Bilibili 2022 Environmental, Social and Governance Report 17. Official members: only official members who pass the exam can use interactive functions like posting bullet chats and comments. The exam includes questions about community etiquette and self-selected topics 18. For more detailed information about Bilibili’s Dual-level Content Audit Mechanism and multiple re-evaluation mechanism, please refer to page 24 of the 2021 Environmental, Social and Governance Report 19. Bilibili’s online advertising audit standards and admission process requirements include ad requirements and review processes, as well as an inspection-review processing mechanism. For more details, please refer to page 26 of the Bilibili 2021 Environmental, Social and Governance Report 20. For more detailed anti-addiction features and mechanism, please refer to page 36 of the Bilibili 2021 Environmental, Social and Governance Report 21. The three-tiered information security management structure includes the Board of Directors, the Management Committee, and the Working Groups. For more details, please refer to page 28 of the Bilibili 2021 Environmental, Social and Governance Report 22. CVERC: National Computer Virus Emergency Response Center 23. The newly formulated processes in 2023 include the outsourcing personnel data platform access approval process, the data operation notification mechanism for resigned personnel, the data output risk warning, and the responsibility letter signing process 24. Dual Protection Mechanism for Content Creators’ Personal Information: includes Internal Data Protection and External Data Isolation. For more details, please refer to page 26 of the Bilibili 2020 Environmental, Social and Governance Report 25. SDLC: Software Security Development Life Cycle refers to the life cycle of software from planning and design to end-of-life. The cycle includes problem definition, feasibility analysis, general description, system design, coding, debugging and testing, acceptance and operation, and maintenance and upgrading phases 26. CVE: Common Vulnerabilities & Exposures 27. Our customer service team strictly follows the Customer Service Standard Operating Procedures and corresponding guidelines. For more details, please see the Bilibili 2021 Environmental, Social and Governance Report 28. User complaints are not limited to complaints about products sold through Bilibili Merchandise and Premium Membership sales, but also include appeals from users regarding their submissions and reports of suspected violations of community content 29. As of December 31, 2023, the user satisfaction rate of Bilibili was 86.3% 30. Gen Z+: employees under the age of 35 31. Other Chinese mainland regions including Wuhan, Nanjing, Guangzhou, and Wuhu 32. Leading UP: Development program tailored for senior executives 33. Keeping UP: Training and development program designed for middle-level managers 34. UP Plan: Training and development initiative for early-stage managers 35. Ready UP: Training and development program for aspiring potential managers 36. Ultra-electromagnetic Wave Program: a series of professional courses for all Bilibili employees, aiming to promote exchanges within teams and develop expertise across departments 37. Neutron Star Program: an experience-sharing platform for all employees in design departments, aiming to promote communication and common progress 38. FID: Future Interaction Design, an annual creative design competition open to all designers within the Company 39. IMI Interviewer Training Program: a training program designed for all employees who serve as interviewers for the Company 40. TTT training: Train The Trainer Training 41. Learning & Charging Corner: a general training program for all Bilibili employees, which aims to help participants master the Company’s core general knowledge and methodology, better solve critical problems in the workplace through practice, and improve individual and team performance 42. Average training hours is calculated by total hours of training received by employees/ total number of employees who received trainings 43. % of trained employees among genders/position levels is calculated by number of trained employees in such category/number of all trained employees. 44. % of trained employees by gender/position level is calculated by number of trained employees in a given category/total number of employees in such category 45. OKR: Objectives and Key Results 46. Bilibili’s Dual-Path Talent Development process: consists of management track and professional track. For more details, please refer to page 51 of the Bilibili 2021 Environmental, Social and Governance Report 47. CPR: cardiopulmonary resuscitation; AED: Automated External Defibrillator 48. Love Live: an employee mutual support foundation that Bilibili established to financially support employees in distress due to major illnesses and accidents. The fund may be used to help donors and beyond, and employees may opt to participate or withdraw as they wish 49. The Employee Assistance Program (EAP) is a series of employee care services provided by Bilibili through professional psychological counseling agencies, aimed at helping employees collectively address issues encountered in the workplace, interpersonal relationships, and life, thereby overcoming emotional distress and fostering a joyful work-life balance 50. Bilibili’s complete employee communication channels: includes communication by channel and by tier. For more details, please refer to page 53 of the Bilibili 2021 Environmental, Social and Governance Report 51. PUE: Power Usage Effectiveness 52. 100% of our suppliers: refers to all of our suppliers in Chinese mainland 53. OGV: Occupationally Generated Content refers to videos produced or co-produced by the Company and licensed content purchased from third-party production companies 54. Please refer to page 65 of this report, Appendix IV: Climate Change Risk and Opportunity Identification. It covers risk types, opportunity types, related descriptions, time dimensions, and corresponding response strategies 55. Comprehensive energy consumption: calculated according to “General Rules for Calculation of Comprehensive Energy Consumption” (GB/T 2589-2020) 56. GHG emissions: Bilibili does not own vehicles or canteens. The data do not take into account direct energies such as gasoline, diesel and natural gas. The greenhouse gases herein refer to those indirectly (Scope 2) generated by purchased electricity in offices. The calculation of electricity emission factors should refer to the Notice on Key Tasks for the Management of Corporate Greenhouse Gas Emission Reports for the Period 2023- 2025 issued by the Ministry of Ecology and Environment of the People’s Republic of China 57. The water used by Bilibili was mainly domestic water purchased from the property management company. Our water conservation strategies and initiatives remained unchanged during the reporting period compared to the previous year. For more details, please refer to page 59 of the Bilibili 2021 Environmental, Social and Governance Report. 58. The packaging materials used are for Bilibili Merchandise business, so the packaging material density is calculated based on the GMV of Bilibili IP derivatives and others business 59. From March 8, 2023 to March 23, 2023 60. From June 1, 2023 to June 15, 2023 61. The charters of the committees under the Board of Directors and profiles of each Board member are available on the Company’s IR website, as well as on the websites of the stock exchanges where Bilibili is listed. For further details regarding the governance structure of the Board of Directors, specific responsibilities, and matters related to director appointments, please consult the 2023 Bilibili Annual Report 62. For more detailed information on company risk management and control, please refer to the 2023 Bilibili Annual Report 63. Bilibili does not own any administrative vehicles or any manufacturing business. The Company does not generate pollutants such as exhaust gas and wastewater except for domestic water, which is discharged to the municipal pipe network for treatment without any material impacts. Therefore, KPI A1.1 is not disclosed in this report. Our non-hazardous waste includes domestic garbage, which is disposed of by the property management company. Hazardous waste, which includes a small amount of used ink cartridges for printers, is recycled by our suppliers with no material impacts. Therefore, KPI A1.3 and KPI A1.6 are not disclosed in this report 64. The main reasons for changes in water resource usage data in 2023 were adjustments in office locations and the impact of the COVID-19 pandemic in 2022 65. To reflect employee’s decisions based on recognition of the Company non-compete clauses and other concerns, the employee turnover rate covers employees who voluntarily resign and does not include those who leave during the probationary period 66. In 2023, multiple automated monitoring tools were deployed to conduct real-time monitoring of network and information security, enabling immediate correction of issues upon detection, thereby reducing the overall number of internal audits 67. As of January 31, 2023

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